     As filed with the Securities and Exchange Commission on June 5, 2002.

                                                     Registration No. 333-72962
================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                         PRE-EFFECTIVE AMENDMENT NO. 2

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                    PROFESSIONAL VETERINARY PRODUCTS, LTD.
            (Exact name of registrant as specified in its charter)

                               -----------------

           Nebraska                         5047                 37-1119387
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                   10077 South 134th Street, Omaha, NE 68138
                                (402) 331-4440
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                           LIONEL L. REILLY, D.V.M.
                     President and Chief Executive Officer
                    Professional Veterinary Products, Ltd.
                   10077 South 134th Street, Omaha, NE 68138
                                (402) 331-4440
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                         Copies of communications to:

                            Richard E. Putnam, Esq.
            Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP
                1500 Woodmen Tower, Omaha, Nebraska 68102-2068
                                (402) 636-8285

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

   Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein relates to Registration Statement No. 333-86629.

                               -----------------

                        CALCULATION OF REGISTRATION FEE

================================================================================

  Title of Each Class of    Amount to be     Proposed Maximum         Proposed Maximum          Amount of
Securities to be Registered  Registered  Offering Price Per Share Aggregate Offering Price Registration Fee(1)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
       Common Stock             500             $3,000.00                $1,500,000               $375

================================================================================

(1) Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement is a combined Prospectus. The Prospectus relates to 114 of the 500 shares of our common stock previously registered under the Registration Statement on Form S-1 (Registration No. 333-86629) that remain unsold and registers an additional 500 common shares. An additional registration fee of $375 is being submitted in connection herewith. This Registration Statement also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-86629 declared effective on October 19, 1999. Such Post-Effective Amendment No. 2 shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(c) of the Securities Act of 1933.


                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as maybe necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                  614 Shares


                                    [logo]

                    PROFESSIONAL VETERINARY PRODUCTS, LTD.

                                 COMMON STOCK

                               -----------------


  Professional Veterinary Products, Ltd. is offering 614 shares of its common stock.


                               -----------------

                 Investing in the common stock involves risks.
                    See "Risk Factors" beginning on page 3.

                               -----------------

                             PRICE $3,000 A SHARE

                               -----------------


                                   Price to Qualified Proceeds to
                                     Shareholders*      Company
                                   ------------------ -----------
              Per Share...........     $    3,000     $    3,000
                 Total............     $1,842,000     $1,842,000

--------
* Ownership of common stock is limited to licensed, practicing veterinarians (or businesses comprised of veterinarians). Each veterinarian shareholder is limited to ownership of one share of stock.

   There is no trading market for the common stock. The stock's price is fixed at $3,000 and may not be sold or transferred, except back to the Company at the same $3,000 price.

   The Company plans to offer the shares directly to prospective investors through an officer.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                 June   , 2002

                               TABLE OF CONTENTS


                                        Page                                         Page
                                        ----                                         ----
Prospectus Summary.....................   1  Principal Shareholders.................   25
Risk Factors...........................   3  Description of Common Stock............   26
Forward-Looking Statements.............   6  Shares are not Eligible for Future Sale   28
Use of Proceeds........................   6  Subscription to Company Stock..........   28
Dividend Policy........................   6  Legal Matter...........................   29
Capitalization.........................   7  Experts................................   29
Dilution...............................   7  Additional Information.................   29
Selected Financial Data................   8  Index to Financial Statements..........  F-1
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  10  Exhibit Al (Instruction to Subscribers) A1-1
Business...............................  16  Exhibit A2 (Purchaser Questionnaire)... A2-1
Management.............................  20  Exhibit A3 (Subscription Agreement).... A3-1

                              PROSPECTUS SUMMARY

   Professional Veterinary Products, Ltd. was organized as a Missouri corporation on August 2, 1982 with the sole purpose of acting as a wholesale buyer of pharmaceuticals, vaccines, supplies, equipment and other items related to the practice of veterinary medicine so that it might sell such items at a reduced cost to its shareholders. Our Company was domesticated in Nebraska on September 22, 1999.

   Ownership of stock in our Company is limited to licensed, practicing veterinarians (or businesses comprised of veterinarians such as a partnership or corporation). Each veterinarian shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. The share of stock may not be sold or transferred, except back to the Company at the same $3,000 price.

   Our business purpose has been to provide services and products to our veterinarian shareholders at competitive prices to assist them in being more competitive within their practice areas. As part of these cooperative efforts, we annually provide rebates to our shareholders based on their purchases of goods from the Company. Our shareholders place product orders with our offices in Omaha, Nebraska, which are filled from our warehouse facilities in Omaha and then promptly shipped to our customers. As a wholesaler, we acquire our products from original manufacturers of the products.

   We do not manufacture, relabel, or in any other manner alter packaged goods or products. We sell and distribute nearly 18,000 different items designed to meet nearly every veterinary practitioner's product needs. Both our shareholders' business and our business continues to change. Continual integration of the large food producing animal producers has changed the method of distribution of animal health products. We are experiencing increasing interest by companion animal veterinarians which has led to more shareholders in the metropolitan areas.

   We have never paid dividends on our stock, and we do not anticipate paying any dividends in the near future. We will use the funds from our sale of shares to repay existing indebtedness. There is no market for our shares. Our Board of Directors is comprised of eight veterinarian shareholders who are elected on staggered terms from eight geographic districts. Our Chief Executive Officer, Dr. Lionel L. Reilly, is also our President and answers directly to the Board of Directors. Dr. Reilly is not a shareholder of the Company.

   In 1996 the Company obtained a no-action letter from the Securities and Exchange Commission (SEC) permitting the sale of our shares without registration based on a number of factual representations concerning our company and common stock. We are a distribution company that historically has sold animal health products principally to veterinarians who own one share of stock. In obtaining this SEC no-action letter, we confirmed that we would not deviate from our previous practice of selling our products primarily to shareholders, limiting any economic benefit received from sales to non-shareholders. While our efforts have continued to be focused on selling products to our shareholders at the lowest possible cost to them, we determined that it would be beneficial to our shareholders to sell products not only to them, but also to non-shareholders. It is principally this change--the desired expansion of sales of products to non-shareholders which we believe will enhance the benefit of owning our shares--that requires SEC registration. However, even after this change, our shares will continue to have the following unique characteristics:

  .   Our shares will continue to be sold for a fixed price of $3,000 per share.

  . Our shares will continue to be redeemed for a fixed price of $3,000 per share. Shareholders may only sell their shares back to the Company. They cannot sell shares to other persons or entities.

  . Only one class of stock will continue to be issued, and each shareholder is limited to ownership of one share of stock.

  . Shares will continue to be issued only to licensed individual veterinarians/veterinary clinics.

   The Company's principal executive office is located at 10077 South 134th Street, Omaha, Nebraska 68138. Its telephone number is (402) 331-4440.

                                 The Offering


Common Stock Offered...... 614 shares

Common Stock to be         2,171 shares, based on
  outstanding after the    1,557 shares outstanding
  offering................ as of January 31, 2002.

Price per Share........... $3,000 per share, which
                           is fixed in our Articles
                           of Incorporation

Use of Proceeds........... To repay existing indebtedness. See "Use of Proceeds."

Dividend Policy........... We do not anticipate
                           paying cash dividends in
                           the foreseeable future.
                           See "Dividend Policy."

                                 RISK FACTORS

   Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus.

Failure to Manage Growth Could Impair Our Business


   Our business has grown rapidly. Our revenues increased from $63.5 million in fiscal 1995 to $199.3 million in fiscal 2001. During that same period we have significantly expanded our operations in the United States. Our number of employees increased by approximately 128 individuals during this period.


   It is difficult to manage this rapid growth, and our future success depends on our ability to implement and/or maintain:

  .   Sales and marketing programs

  .   Customer support programs

  .   Technological support which equals or exceeds our competitors

  .   Recruitment and training of new personnel

  .   Operational and financial control systems

   Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand the training of our work force.

   If we are not able to manage the rapid growth, there is a risk our customer service quality will deteriorate, which may in turn lead to decreased sales. This could impact our shareholders in two ways--the ability to obtain products from the Company could be negatively affected and the Company's profits could decrease.

Loss of Key Personnel Could Hurt Our Business

   Our future success depends to a significant extent on the skills, experience and efforts of Company President and Chief Executive Officer Dr. Lionel Reilly and key members of his staff. The loss of any or all of these individuals could damage our business. The Company has purchased three life insurance policies on the life of Dr. Reilly. Two policies are universal life policies for $250,000. The Company is the beneficiary of one of the universal life policies and the second is a split dollar policy and the estate of Dr. Reilly is the ultimate beneficiary. The third policy is a whole life policy for $254,000 and the Company is the beneficiary.

   In addition, our products and services are specialized in nature. In general only highly qualified and trained individuals have the necessary skills to market our products and provide our services. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time.

There is No Market for Our Stock and the Value of the Stock Will Not Increase


   There has been no market for our common stock prior to this offering, and there will be no market after this offering. Sales are limited to licensed veterinarians/veterinary practices--our common stock will not be sold to anyone else. The price of each share is fixed at $3,000, as provided in our Articles of Incorporation. A share will not increase in value. If a shareholder wishes to redeem his/her share, the shareholder must sell it to the Company and will receive only $3,000. Shares may not be transferred or sold by a shareholder to anyone other than the Company.

It is Unlikely We Will Pay Dividends

   Some investors favor companies that pay dividends, particularly in market downturns. We have never declared or paid any cash dividends on our common stock, and, in fact, our Articles of Incorporation and Bylaws have in the past prohibited the payment of dividends. While the amendments to our Articles of Incorporation and Bylaws approved by the Company shareholders at the Company's 1999 Annual Meeting do allow the payment of dividends, we currently intend to retain any future earnings for funding growth of our business and therefore we do not currently anticipate paying cash dividends on our common stock in the foreseeable future.

We Rely on Strategic Relationships to Generate Revenue

   To be successful, we must establish and maintain strategic relationships with leaders in the manufacturing industry. This is critical to our success because we believe that these relationships will enable us to:

  . Extend the reach of our distribution and services to the various participants in the veterinary industry

  .   Obtain specialized expertise

  .   Generate revenue

   Entering into strategic relationships is complicated because some of our current and future partners may decide to compete with us. In addition, we may not be able to establish relationships with key participants in the veterinary distribution industry if we have established relationships with competitors of these key participants. Consequently, it is important that we are perceived as independent of any particular customer or partner.

   Most of our agreements with manufacturers run for one year. We may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain of our products and lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share.

Performance or Security Problems With Our Systems Could Damage Our Business

   Our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures or loss of data. We currently process all our customer transactions and data at our facilities in Omaha, Nebraska. Although we have safeguards for emergencies, the occurrence of a major catastrophic event or other system failure at our Omaha facility could interrupt data processing or result in the loss of stored data.

We Face Significant Competition

   The market for veterinary distribution services is intensely competitive, rapidly evolving and subject to rapid technological change. Some of our competitors have comparable product lines, technical experience and financial resources. These organizations may be better known and have more customers than us. We may be unable to compete successfully against these organizations.

   Many of our competitors have distribution strategies that directly compete with us. We have many competitors including:

  .   Walco International

  .   Lextron

  .   J. A. Webster, Inc.

  .   The Butler Company

   In addition, we expect that companies and others specializing in the veterinary products industry will offer competitive products. Some of our large manufacturers/suppliers may also compete with us through direct marketing and sales of their products.

Changes in the Veterinary Distribution Industry Could Adversely Affect Our Business

   The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and the Company is subject to regulation, either directly or indirectly, by the US Department of Agriculture and the Drug Enforcement Administration. To the extent the political party in power changes, whether in the Executive or Legislative branch, the regulatory stance the agencies take could change. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidiary programs. If the funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales.

   These factors affect our purchasing practices and operation of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

You May be Forced to Sell Your Shares Back to the Company

   As a shareholder, you may be forced to sell your share of stock back to the Company under certain circumstances. In the event of your death, the Company must repurchase your share of stock at the price you paid for such share of stock. Further, in the event that you are no longer qualified to own the Company stock, you must sell the share of stock back to the Company, which will repurchase the share at the price you paid for such share of stock. We also have the option to repurchase our stock if a shareholder owes money to us and fails to make payments by the due date at the price the shareholder paid for the stock.

We May Lack the Funds to Repurchase all the Shares

   As a shareholder you are not permitted to sell, assign, or otherwise transfer your share of stock except back to the Company. The shareholder must give the Company written notice of the proposed sale and we will repurchase the share of stock within ninety days of receiving such written notice, at the price the shareholder paid for the share. The Company must also repurchase the share of stock in the event of a shareholder's death, at the price the shareholder paid for such share of stock. Further, in the event a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. If substantially all the shareholders wish to sell their shares or no longer become qualified to own the Company stock, we will be required to repurchase a large number of shares, which may divert financial resources that would otherwise be used for operations and business.

   In addition, if a significant majority of the shareholders want to sell their shares at the same time, there is a risk we would not have enough financial resources to repurchase all outstanding shares within the ninety days. If we lack adequate funds to repurchase all the shares, you would have no other means of selling your interest.

                          FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus including the above risk factors section, contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "project," and "continue" or similar words. You should read statements that contain these words carefully because they:

  .   Discuss our future expectations

  . Contain projections of our future results of operations or of our financial condition

  .   State other "forward-looking" information

   We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS


   The net proceeds from the sale of the original offering of 500 shares of common stock, after $166,417 in estimated offering expenses, and assuming the sale of all shares, was estimated at $1,333,583. As of November 30, 2001, we have sold 386 shares of common stock for $1,158,000. Therefore, the net proceeds from the sale of 386 shares is $991,583.



   The net proceeds from the sale of the additional offering of 500 shares of common stock, after $51,375 in estimated offering expenses, and assuming the sale of all shares, is estimated at $1,448,625. The net proceeds from the sale of the 614 shares of common stock offered by this combined prospectus, assuming the sale of all shares, after estimated offering expenses, is estimated at $1,790,625. Therefore, the net proceeds from the sale of the combined offering of 1,000 shares of common stock, after $217,792 in estimated offering expenses, and assuming the sale of all shares, is $2,782,208.



   We have and intend to continue to use the proceeds from the sale of shares of common stock for the repayment of Company's obligations to the U.S. Bank National Association pursuant to a Promissory Note. The Promissory Note matures on an annual basis, but is renewable by its terms annually on December 1st of each year. The maximum amount which can be borrowed thereunder is fifteen million dollars. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. The interest rate on the Promissory Note is a variable rate based on changes in the U.S. Bank N.A. Reference Rate. As of April 30, 2002, the interest rate was 4.5%.


                                DIVIDEND POLICY

   The Company shareholders approved Amended and Restated Articles of Incorporation and Bylaws at the Company's Annual Meeting held in August, 1999 to permit the Company to pay dividends. Any such payment of dividends would be solely in the discretion of the Board of Directors, and at this time, we do not anticipate that a dividend will be paid in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our business.

                                CAPITALIZATION


   The following table sets forth our capitalization as of July 31, 2001 and as adjusted to reflect the sale of the 614 shares of common stock we are offering and application of the estimated net proceeds from the offering. This table should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus.



                                                                         At July 31, 2001
                                                                       ---------------------
                                                                       Actual  As Adjusted(1)
                                                                       ------  --------------
                                                                          (In Thousands,
                                                                       Expect per share data)
Short-term debt (including current portion of long term debt).........  4,750       2,960
Long-term debt (excluding current portion)............................  5,565       5,565
Stockholders' equity:
   Common stock, $1 par value per share authorized 30,000 shares,
     1,534 shares issued and outstanding; and 2,148 shares issued and
     outstanding as adjusted..........................................      2           2
   Paid in capital....................................................  4,415       6,256
   Retained earnings..................................................  1,894       1,843
   Total stockholders' equity.........................................  6,311       8,101
   Total capitalization............................................... 16,626      16,626

--------

(1) As adjusted reflects the issuance of 614 additional shares (Total offering proceeds of $1,842,000 less additional estimated offering costs of $51,375 for net proceeds of $1,790,625).


                                   DILUTION


   The price for a share of Company common stock is set in our Articles of Incorporation at $3,000 per share, or such lesser amount as determined by the Board of Directors in its discretion. Therefore, unless the Board of Directors lowers the future price of common stock, an event which we do not currently anticipate occurring, the price will remain at $3,000 per share and there will be no dilution of existing shareholders' interests. The book value per share as of July 31, 2001 was $4,114. This value was derived by dividing the $6,311,000 stockholders' equity as of July 31, 2001 by the 1,534 shares outstanding as of July 31, 2001. The price for a share of common stock may not be increased without an amendment to our Articles of Incorporation.

                            SELECTED FINANCIAL DATA


   The following table presents selected financial data for the Company for each of the years in the five-year period ended July 31, 2001 and for the six-month periods ended January 31, 2002 and 2001. The financial data for the period ended July 31, 2001 and January 31, 2002 is consolidated and includes accounts of Exact Logistics, LLC and ProConn, LLC from December 6, 2000, the date the Company became the sole member of Exact Logistics, LLC and ProConn, LLC. The historical selected financial data are derived from the Company's Financial Statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and notes thereto. All amounts are in thousands except per share data. No cash dividends were declared.





                                                                At the Six Months
                              At the Year Ended July 31,        Ended January 31,
                        --------------------------------------- -----------------
                         1997    1998   1999     2000    2001    2002      2001
                        ------- ------ ------- -------- -------  -------  ------
                                                                 (unaudited)
  For the Year:
  Net sales and other
    revenues...........  80,939 94,245 122,253  178,547 199,340 115,797   96,766
  Operating income.....     160    258      11    1,410   1,320   1,156      716
  Net income...........      46    102     141      547     387     451      105
  Basic income per
    share:.............
     Operating income.. $173.63 257.63    9.57 1,109.40  912.08  747.26   509.64
     Net Income........ $ 49.98 101.44  128.52   430.55  267.58  291.70    74.64
  Basic common shares
    outstanding used
    in the calculation.     921  1,001   1,095    1,271   1,447   1,547    1,404

  At Year End:
  Total assets......... $14,176 20,008  28,358   59,612  50,737  77,928   72,081
  Total long-term
    obligations........ $ 1,302  1,225      --    6,013   5,565   5,328    5,796

   The following table presents selected financial data for the Company for each of the quarters in the two-year period ended July 31, 2001. The financial data for the period ended July 31, 2001 is consolidated and includes accounts of Exact Logistics, LLC and ProConn, LLC from December 6, 2000, the date the Company became the sole member of Exact Logistics, LLC and ProConn, LLC. The historical selected financial data are derived from the Company's Financial Statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and notes thereto. All amount are in thousand except per share data.



                                                       Quarters Ended
                               --------------------------------------------------------------  Year Ended
                               October 31, 1999 January 31, 2000 April 30, 2000 July 31, 2000 July 31, 2000
                               ---------------- ---------------- -------------- ------------- -------------
Revenues......................     $41,784           39,727          42,480        54,556        178,547
Gross profit..................       3,322            4,189           3,749         5,353         16,613
Operating income..............         207              566            (218)          855          1,410
Net income....................         101              188            (348)          606            547
Net income per share..........     $ 84.14           151.13         (270.25)       450.17         430.55
Weighted average common shares
  outstanding.................       1,200            1,243           1,289         1,347          1,271


                                                       Quarters Ended
                               --------------------------------------------------------------  Year Ended
                               October 31, 2000 January 31, 2001 April 30, 2001 July 31, 2001 July 31, 2001
                               ---------------- ---------------- -------------- ------------- -------------
Revenues......................     $50,095           46,671          51,416        51,158        199,340
Gross profit..................       3,840            4,024           4,392         5,424         17,680
Operating income..............         697               19            (126)          730          1,320
Net income....................         254             (148)           (241)          522            387
Net income per share..........     $183.00          (104.39)        (164.44)       344.61         267.58
Weighted average common shares
  outstanding.................       1,388            1,420           1,465         1,515          1,447

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   This prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. The following discussion of the financial condition and results of our operations should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this prospectus.

Overview

   The Company was chartered on August 2, 1982 as a Missouri corporation. Since January 1, 1983 the Company has operated from various facilities in Omaha, Nebraska. The Company shareholders approved Amended and Restated Articles of Incorporation at the Company's Annual Meeting held in August, 1999 to permit the Company to become a Nebraska corporation. The Company surrendered its Missouri charter and became a Nebraska corporation on September 22, 1999. The Company's fiscal year begins on August 1 and concludes on July 31 of the following year.

   The Company is one of the largest distributors of animal health products to veterinarians who practice food producing animal medicine in the United States. The Company was founded in 1982 by veterinarians whose primary interests were "food animal" related. The changing trends of veterinary medicine has resulted in a gradual shift toward the sale of more "companion animal" products.


   The Company's revenues have increased from $63.5 million in fiscal year 1995 to $199.3 million in fiscal year 2001. To date, sales to non-shareholders have had a minimal impact on the Company's net income.


   We expect the trend of increases in sales to continue as we continue to increase the number and type of customer accounts. We will continue our strategy of supporting the food producing animal veterinarian with a broad range of products and value-added services. However, sales in the food producing animal sector are subject to very low margins. In view of the increasing maturity of the food producing animal market the Company must continue to look for future growth in the companion animal sector.

   Historically companion animal product related transactions have enjoyed higher margins than sales of food producing animal products. However, as competition increases in the companion animal sector it is likely that margins will begin to erode. We believe there is likely to be consolidation of the many small privately owned veterinary clinics, which will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

   There are two major types of transactions that affect the flow of products to the Company's customers. Traditional "buy/sell" transactions account for approximately ninety percent of the Company's business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. In most traditional buy/sell transactions the Company, rather than the manufacturer, sets the price of the products. There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product.


   The manufacturer retains title in accordance with the distribution agreements for these products. Within these agreements the manufacturer determines if any promotional funds or rebates will be given to the Company. The "consignment" transactions account for approximately five percent of the Company's business. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products but the value of the product is not included in the inventory for accounting purposes.

   A second transaction model used by the Company is termed the "agency agreement". Under this approach, the Company receives orders for products from its customer. The Company transmits the order to the manufacturer who then picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment for soliciting the order as well as other customer service activities. The Company's operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. Agency selling allows the manufacturer and the Company to immediately react to market conditions. This arrangement allows the manufacturer to establish and standardize price of its products in the market. This current information often is used by the Company and the various manufacturers to develop data based marketing programs.

   The mode of selling products to veterinarians is dictated by the manufacturer. There has been a recent slight shift away from agency agreements returning to the traditional buy/sell transactional business model.

   Product returns from our customers and to our suppliers occur in the ordinary course of business. The Company extends to its customers the same return of goods policies as extended to the Company by the various manufacturers. The Company does not believe its operations will be adversely impacted due to the return of products.

   The Company has two direct subsidiaries: Exact Logistics, LLC and ProConn, LLC. Exact Logistics, LLC was organized in the State of Nebraska on December 6, 2000. The limited liability company is a single member entity and is 100% owned by the Company. The purpose of Exact Logistics, LLC is to act as a contract logistics partner to warehouse and ship products.

   ProConn, LLC was organized in the State of Nebraska on December 6, 2000. The limited liability company is a single member entity and is 100% owned by the Company. The purpose of ProConn, LLC is to act as a supplier of animal health products to the producer and/or consumer.

Results of Operations

   The following discussion is based on the historical results of operations for fiscal 1999, 2000 and 2001.

  Fiscal 1999 Compared to Fiscal 1998:


   Net sales and other revenue for the fiscal year ending July 31, 1999 increased by 29.7% or $28.0 million. Net sales and other revenue for the 1999 fiscal year totaled $122.2 million compared to $94.2 million for the previous fiscal year. The growth was attributable to increased sales to existing customers of $22.1 million and to new customers of $5.9 million. During the year the number of total shareholders increased by 140 veterinary practices. On July 31, 1999 there were 1,188 shareholders of the Company.


   Gross profit increased by $1.4 million to $10.4 million compared to $9.0 million for the previous fiscal year. This increase was primarily due to the increase in revenue. Gross profit as a percentage of total revenues was 8.5% in fiscal 1999 compared to 9.5% in fiscal 1998. This decrease in percentage was primarily due to lower margin from the sale of product.


   Operating, general and administrative expenses increased by $1.6 million to $10.3 million in fiscal year 1999 compared to $8.7 million for the previous year. This increase was primarily due to support the increase in revenue. Such operating, general and administrative expenses as a percentage of total revenue for fiscal 1999 was 8.5% vs. 9.3% for fiscal 1998. This decrease in percentage was primarily due to maintaining tight control on expenses while increasing revenue.



   Operating income decreased by $248 thousand to $11 thousand for fiscal year 1999 compared to $258 thousand for the previous year. This decrease was primarily due to a decrease in commissions from $1.8 million for fiscal year 1998 to $1.6 million for fiscal year 1999, an increase of net purchases from $86.7 million for fiscal year 1998 to $114.1 million for fiscal year 1999, an increase of freight out from $2.0 million for fiscal year 1998 to $2.5 million for fiscal year 1999, an increase in vendor rebates from $3.4 million for fiscal year 1998 to $4.6 million for fiscal year 1999, in addition to an increase of operating, general and administrative expenses from $8.7 million for fiscal year 1998 to $10.4 million for fiscal year 1999. This trend of decreasing operating incomes is not likely to continue.



   For fiscal year 1999, the Company's other income (expense) was $223 thousand in income as compared to an expense of $83 thousand for the previous year. The interest expense for the period ending July 31, 1999 increased to $263 thousand from $244 thousand for the same period in the previous year, an increase of $19 thousand. This increase is primarily attributable to interest costs associated with a higher average balance on the Company's revolving line of credit. This increase is partially offset by gain on the sale of the Company's property and equipment at 10100 "J" Street, Omaha, Nebraska of $237 thousand. The expenses were further offset by an increase in interest income of $88 thousand primarily attributable to an increased amount of monthly finance charges which the Company received on past due account receivable balances.


  Fiscal 2000 Compared to Fiscal 1999:


   Net sales and other revenue for the fiscal year ending July 31, 2000 increased by 46% or $56.3 million. Net sales and other revenue for the 2000 fiscal year totaled $178.5 million compared to $122.2 million for the previous fiscal year. The growth was principally attributable to increased sales to existing customers of $37.2 million and to new customers of $18.8 million. During the year the number of total shareholders increased by 193 veterinary practices. On July 31, 2000 there were 1,381 shareholders of the Company.



   Gross profit increased by $6.2 million to $16.6 million compared to $10.4 million for the previous fiscal year. This increase was primarily due to the increase in revenue. Gross profit as a percentage of total revenue was 9.3% for fiscal 2000 compared to 8.5% for fiscal 1999. This increase in percentage was primarily due to higher vendor rebates.



   Operating, general and administrative expenses increased by $4.8 million to $15.2 million for fiscal year 2000 compared to $10.4 million for the previous year. This increase was primarily due to support the increase in revenue. Such operating, general and administrative expenses as a percentage of total revenue for fiscal 2000 was 8.5% vs. 8.5% in fiscal 1999.



   Operating income increased by $1.4 million to $1.4 million for fiscal year 2000 compared to $11 thousand for the previous year. This increase is primarily attributable to the increase in gross profit as a percentage of total revenue while maintaining the percentage of operating, general and administrative expenses.



   For fiscal year 2000, other income (expense) was $533 thousand of expenses as compared to $223 thousand of income for the previous year. Principally as a result of an increase in a higher average balance on the revolving line of credit and debt resulting from the Company's new facility, interest expense for the period ending July 31, 2000 was $862 thousand as compared to $263 thousand for the same period the previous fiscal year. In addition, as a result of an increase in the amount of monthly financial charges on past due account receivable balances, interest income increased by $124 thousand.


  Fiscal 2001 Compared to Fiscal 2000:


   Net sales and other revenue for the fiscal year ending July 31, 2001 increased by 11.6% or $20.8 million. Net sales and other revenue for the 2001 fiscal year totaled $199.3 million compared to $178.5 million for the previous fiscal year. The growth was principally attributable to increased sales to existing customers of $13.6 million and to new customers of $7.6 million. During the year the number of total shareholders increased by 153 veterinary practices. On July 31, 2001 there were 1,534 shareholders of the Company.

   Gross profit increased by $1.1 million to $17.7 million compared to $16.6 million for the previous fiscal year. This increase was primarily due to the increase in revenue. Gross profit as a percentage of total revenue was 8.9% for fiscal 2001 compared to 9.3% for fiscal 2000. This decrease in percentage was primarily due to higher freight costs.



   Operating, general and administrative expenses increased by $1.2 million to $16.4 million for fiscal year 2001 compared to $15.2 million for the previous year. This increase was primarily due to support the increase in revenue. Such operating, general and administrative expenses as a percentage of total revenue for fiscal 2001 was


8.2% vs. 8.5% for fiscal 2000. This decrease in percentage was primarily due to maintaining tight control on expenses while increasing revenue.



   Operating income decreased by $153 thousand to $1.2 million for fiscal year 2001 compared to $1.4 million for the previous year. This decrease is primarily attributable to the decrease in gross profit as a percentage of total revenue while also decreasing the percentage of operating, general and administrative expenses.



   Company's other income (expense) was $504 thousand (expense) for fiscal year 2001 as compared to $533 thousand (expense) for the previous year. In addition, interest expense for the period ending July 31, 2001 increased to $1.0 million as compared to $862 thousand for the same period of the previous year-an increase of $144 thousand. The increase was due to increased borrowing on the Company's revolving line of credit. These increased expenses were partially offset by an increase in interest income of $131 thousand which was due principally to a greater amount of monthly finance charges on past due accounts receivable balances.


  Comparison of Six-Month Periods Ended January 31, 2002 and January 31, 2001


   Net sales and other revenue for the period ending January 31, 2002 increased by 19.7% or $19.0 million. Net sales and other revenue for the period totaled $115.8 million compared to $96.8 million for the same period the previous year. The growth was attributable to increased sales to existing customers of $13.3 million and to new customers of $7.7 million. During the period 33 veterinary practices became shareholders of the company while redeeming 10 shares. On January 31, 2002 there were 1,557 shareholders of the company.



   Gross profit for the period ending January 31, 2002 increased by $1.9 million to $9.8 million compared to $7.9 million for the same period the previous year. This increase is primarily attributable to the increase in revenue. Gross profit as a percentage of total revenue was 8.5% in the period compared to 8.1% in the same period the previous year. This increase in percentage is primarily attributable to higher margin from the sale of product.



   Operating, general and administrative expenses for the period ending January 31, 2002 increased by $1.5 million to $8.6 million in the period compared to $7.1 million for the same period the previous year. This increase is primarily attributable to support the increase in revenue. Such operating, general and administrative expenses as a percentage of total revenue for the period was 7.4% vs. 7.4% in the same period the previous year. This no change in percentage is primarily attributable to the maintaining tight control on expenses while increasing revenue.



   Operating income for the period ending January 31, 2002 increased $.5 million to $1.2 million in the period compared to $0.7 million for the same period the previous year. This increase is primarily attributable to an increase of gross profit of $1.9 million. This was partially offset by an increase of operating, general and administrative expenses of $1.5 million.



   The Company's other income (expense) decreased to $172 thousand (expense) from $320 thousand (expense) during the same time period one year earlier. Interest expense for the period ending January 31, 2002 also decreased from $571 thousand for the same period the previous year to $385 thousand. The decrease is principally related to lower interest rates on the revolving line of credit. The total was also partially offset by a decrease in interest income of $40 thousand.

Seasonality in Operating Results

   The Company's quarterly sales and operating results have varied significantly in the past and will likely continue to do so in the future. Historically, the Company's sales are seasonal with peak sales in the late spring and early fall. The cyclical nature is directly tied to the significant amount of business the Company does in the livestock sector. Product use cycles are directly related to certain medical procedures performed by veterinarians on livestock during the late spring and early fall.

   In the last few years the Company has been selling more companion animal related products. These products ten to have a seasonal nature which minimally overlaps the livestock business cycles. The net result is a reduction of the cyclical seasonal nature of the business. Minimizing the cyclical nature of the Company's business has allowed for more efficient utilization of all resources.

Liquidity and Capital Resources




   The Company expends capital primarily to fund day-to-day operations and expand those operations to accommodate sales growth. It is necessary for the Company to expend necessary funds to maintain significant inventory levels in order to fulfill its commitment to its customers. Historically, the Company has financed its cash requirements primarily from short term bank borrowings and cash from operations. At the year end, July 31, 2001, there were no additional material commitments for capital expenditures.



   Net cash used by operating activities of $2.1 million in fiscal year ending July 1998 was primarily attributable to increases of $1.5 million in accounts receivable and $4.4 million in inventories. These were partially offset by an increase of $2.6 million in accounts payable. Net cash provided by operating activities of $1.9 million in fiscal year ending July 1999 was primarily attributable to an increase of $6.6 million in accounts receivable. It was partially offset by increases of $0.4 million in inventories and $7.7 million in accounts payable. In the fiscal year ending July 2000, net cash used by operating activities of $5.7 million was primarily attributable to increases of $10.4 million in accounts receivable and $15.8 million in inventories. These were partially offset by an increase of $19.0 million in accounts payable. For the fiscal year ending July 2001, net cash used by operating activities of $5.2 million was primarily attributable to decreases of $3.1 million in accounts receivable and $6.0 million in inventories. These were partially offset by a decrease of $4.8 million in accounts payable.



   In the fiscal year ending July 1998, net cash used by investing activities of $0.4 million was primarily attributable to investments in equipment, which includes the purchase of computer equipment. Net cash used by investing activities of $1.0 million in fiscal year ending July 1999 was primarily attributable to investments in property, which included the purchase of land for future construction of the building, and investments in equipment, such as the purchase of computer equipment. Net cash used by investing activities of $6.7 million in fiscal year ending July 2000 was primarily attributable to investments in property, including the construction of our new building, and investments in equipment, such as the purchase of office and warehouse equipment for use in the new building. Net cash used by investing activities of $0.3 million in fiscal year ending July 2001 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment.



   Net cash provided by financing activities of $1.3 million in fiscal year ending July 1998 was primarily attributable to increases of $1.0 million in loan proceeds and $0.3 million from net proceeds from issuance of common stock. Net cash provided by financing activities of $1.4 million in fiscal year ending July 1999 was primarily attributable to increases of $1.0 million in loan proceeds and $0.4 million from net proceeds from issuance of common stock. In the fiscal year ending July 2000, net cash provided by financing activities of $10.9 million was primarily attributable to increases of $10.2 million in loan proceeds and $0.6 million from net proceeds from issuance of common stock. In the fiscal year ending July 2001, net cash used by financing activities of $4.3 million was primarily attributable to a decrease of $4.3 million in loan proceeds, an increase of $0.4 million from net proceeds from issuance of common stock, and a bank overdraft of $0.4 million.

  Comparison of Six-Month Periods Ended January 31, 2002 and January 31, 2001


   As in previous years, the Company's capital expenditures were made to finance day-to-day operations and to expand its operations to accommodate the growth in the number of shareholders and corresponding growth in sales. Inventory needs and expenses associated therewith continue to grow. Capital requirements have been funded primarily from short-term bank borrowings and cash derived from its operations. As of January 31, 2002, there were no additional material commitments for capital expenditures.



   Net cash used by operating activities of $0.8 million for period ending January 31, 2001 was primarily attributable to an increase of $14.2 million in inventories. These were partially offset by an increase of $12.5 million in accounts payable and a decrease of $1.8 million in accounts receivable. Net cash used by operating activities of $9.2 million for period ending January 31, 2002 was primarily attributable to an increase of $4.4 million in accounts receivable and $23.6 million in inventories. These were partially offset by an increase of $18.2 million in accounts payable.



   Net cash used by investing activities of $145 thousand for period ending January 31, 2001 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. Net cash used by investing activities of $127 thousand for period ending January 31, 2002 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment.



   Net cash provided by financing activities of $1.1 million for period ending January 31, 2001 was primarily attributable to increases of $1.4 million in loan proceeds, an increase of $164 thousand from net proceeds from issuance of common stock, and repayment of a $0.4 million bank overdraft. Net cash provided by financing activities of $8.7 million for period ending January 31, 2002 was primarily attributable to increases of $8.2 million in loan proceeds, $135 thousand from net proceeds from issuance of common stock, and a $0.4 bank overdraft.


Quantitative and Qualitative Disclosures About Market Risk

   The Company is exposed to market risks primarily from changes in U.S. interest rates. The Company does not engage in financial transactions for trading or speculative purposes.


   The interest payable on the Company's revolving line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on variable rate debt rose .45 percentage points (a 10% change from the interest rate as of January, 31, 2002), assuming no change in the Company's outstanding balance under the line of credit (approximately $12,710,020 as of January 31, 2002), the Company's annualized income before taxes and cash flows from operating activities would decline by approximately $57,195.



Change in Accountants



   On March 20, 2002, Marvin E. Jewell & Co., P.C. resigned as the Company's independent auditor. This action was approved by the Company's Audit Committee. During its tenure, Marvin E. Jewell & Co., P.C. did not issue a report on the Company's financial statements that either contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Marvin E. Jewell & Co., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Marvin E. Jewell & Co., P.C., would have caused Marvin E. Jewell & Co., P.C. to make reference to the subject matter of the disagreement in connection with their report.



   Effective March 20, 2002, Quick & McFarlin, P.C. was retained as independent auditor of the Company for the fiscal year ending July 31, 2002, and Quick & McFarlin, P.C. accepted the appointment. Prior to the engagement, the Company did not consult with Quick & McFarlin, P.C. regarding any of the matters or events set forth in Item 304 (a)(2)(i) or (ii) of Regulation S-K.

                                   BUSINESS

   The Company is a leading wholesale distributor of animal health products to practicing veterinarians. We also offer a broad array of prescription, non-prescription and sundry items to assist veterinarians in their practice. The Company does not sell pet foods. A small quantity of feed additive type products are sold by the Company.

   The Company distributes approximately 18,000 different items including biologicals, pharmaceuticals, parasiticides, instruments and equipment. Routinely some 11,000 items are inventoried for immediate shipment. The balance of items are either drop-shipped from the manufacturer to the customer or are special order items.


   As of January 31, 2002, the Company had 1,557 shareholder veterinary clinics. These shareholders are principally located from the Rocky Mountains to the Atlantic Seaboard with some presence in the South. No shareholder/customer represented more than 1% of the Company's total revenues during the past fiscal year.


   Due to the geographical location of the majority of its shareholders, nearly 65% of the Company's gross sales are related to products used for the treatment and/or prevention of diseases in food animals. The balance of product sales are for the treatment and/or prevention of diseases in companion animals and equine.

   The Company primarily sells branded products as marketed by the major animal health manufacturers and suppliers. The Company does not currently private label any products, but would consider a private label product agreement if there was a decisive competitive advantage for doing such.

   The Company's business strategy is to be the leading supplier of animal health products to veterinary clinics by offering a complete assortment of items at competitive prices which are supported by superior levels of customer service. The Company believes that this strategy provides it with a competitive advantage by combining the broad product selection with everyday low prices and support from very efficient operations. The shareholder veterinary clinics are able to lower their product acquisition costs which both increases profitability and gives them a competitive market advantage.

   The Company has heavily invested in electronic information systems to maximize efficiencies. All phases of the transactional process are electronically driven. The Company believes this advanced electronic technology will assist in earlier adoption of electronic commerce through the internet by both its customers and suppliers.

Value-Added Services

   The Company offers its customers and suppliers a comprehensive menu of value-added services. These services allow individual customers various selections based on their individual needs. The Company manages a database of all transactions so that its customers may maximize their participation in promotions frequently offered by suppliers. The customer is periodically apprised, either by phone or mailings, of their level of participation in these promotions. This promotional tracking service gives the customer the option to maximize their participation in a promotion which can ultimately increase their profitability and allow them to more effectively compete in certain markets.

   The Company has developed a multi-day inventory management and purchasing techniques seminar for its customers. This seminar is held at the Company's headquarters. The customer is trained to better use the Company's resources and also be increasingly efficient in managing their product and inventory activities.

   The Company has Electronic Data Interchange (EDI) capability which provides the supplier with product sales and movement. The supplier is able to monitor sales activities, advertising effectiveness and market trends in an efficient manner. The Company also assists the manufacturer in the design of effective promotions. The historical transactional database and the promotional tracking service are unique tools to assist the manufacturer in tailoring effective promotions.

Rebates to Shareholders


   The Company and its shareholders are in a contractual relationship evidenced in the Company's Articles of Incorporation which requires that all sales of Company products to Company shareholders be at no more than 5% over the cost of the Company as determined by a certified public accountant. Based on this requirement, a certified public accounting firm (not the same firm who was appointed auditors of the Company) annually makes a determination of the Company's product costs. This valuation of product costs is then multiplied by 105% and compared to the Company's product sales. Amounts in excess of the 105% computation are overcharges which are then rebated back to shareholders by credit memo. Such rebates are made on a pro rata basis to shareholders, based on the aggregate amount of products purchased by each shareholder during the year for which the rebate is made. Rebates are included in the Company's financial statements and are netted against sales and accounts receivable on the Company's financial statements.


The Animal Health Industry

   A national veterinary organization lists over 22,000 veterinary practices in the United States. There are some 45,000 veterinarians practicing in the various disciplines of veterinary medicine. This survey indicated nearly 71% of the veterinarians in private clinical practice predominately specialize in companion animal medicine.


   We believe, based on industry sources, the U.S. animal health manufacturer sales of biologicals, pharmaceuticals, insecticides and other packaged goods was over $4.2 billion for 2001. This segment of business in which the Company participates is intended to meet the product and supply needs of the private clinical practice.


   Sundry items such as collars, leashes, cages, books, aquatic supplies and equine tack are primarily sold through retail pet supply outlets. These products typically are not purchased from veterinary practices. The Company makes a few of these items available; however, annual sales are very minimal.


   Consolidation is a primary force reshaping the animal health industry. We believe, based on industry sources, sales by the top ten animal health product manufacturers account for over 75% of the U.S. market. At this time, the top five U.S. animal health product companies have a market share that exceeds 50% of the total animal health business.


   Livestock production continues the consolidation trend that started a number of years ago. Agribusiness integrators continue to build larger livestock raising facilities. Improved management systems coupled with new preventative products have resulted in an ongoing reduction in food producing animal product sales for the past several years. There also has been a loss of market share in several key product groups due to generic competition. The generic products generally sell for lower prices which causes a pricing deflation in the market.


   The companion animal market is experiencing considerable growth. Several new therapeutic and preventative products have contributed to most of this increased sales volume. Nutraceuticals (nutritional pharmaceuticals) have an increasing presence in the companion animal market. We believe, based on industry sources, during the past five years companion animal product sales have grown to nearly 50% of the total U.S. market.


Competition

   Distribution of animal health products is characterized by either "ethical" or "OTC" channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must only be sold to a licensed professional. OTC (over-the-counter) distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products will also be purchased by the licensed veterinarian for professional use or for resale to their client.

   There are numerous ethical distribution companies operating in the same geographical regions as the Company and competition in this distribution industry is intense. Most of the competitors generally offer a similar range of products at prices often comparable to the Company's. The Company seeks to distinguish itself from its competitors by offering a higher level of customer service as well as having its principal customers also as its shareholders/owners. In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers and suppliers who distribute some percentage of their products directly to veterinarians. Although the Company competes against direct sales by manufacturers and suppliers, it is often able to compete with such direct sales by adding new value-added services and pricing differentiation.

   The Company's customers, licensed practicing veterinarians, compete with the OTC distributors for the sale of products to the animal owner. Several large OTC distributors sell products directly to the large agribusiness integrator or the livestock owner. Pet food and supplies are sold by a highly fragmented industry which includes supermarkets, discount stores and other mass merchandisers, specialty pet stores, direct mail houses and veterinarians. The Company does not sell products directly to the animal owner and therefore does not compete with its customer for the sale of such product.

   The role of the animal health distributor has changed dramatically during the last decade. Successful distributors have shifted from a selling mentality to providing products and services in a consultative environment. Declining profit margins typify current financial trends. Currently there is an over capacity in the animal health distribution network, although there have been few animal health distributor mergers or acquisitions. We believe the Company must continue to add value to the distribution channel, and reduce the redundancies that exist, while removing unnecessary costs associated with product movement.

Government Regulation


   Both state and federal government agencies regulate the distribution of certain animal health products. The Company is subject, either directly or indirectly, to regulation by the US Department of Agriculture and the Drug Enforcement Administration. Our suppliers are subject to regulation by the Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency, and several state agencies. Several states and the Drug Enforcement Administration require the Company to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the Department of Agriculture to comply with various storage and shipping criteria and requirements for the vaccines. To the extent Company distributes such vaccines, Company must comply with the same Department of Agriculture storage and shipping requirements.


   Several State Boards of Pharmacy require the Company to be licensed in their state for the sale of animal health products with their jurisdiction. Each state (as well as certain cities and counties) requires the Company to collect sales taxes/use taxes on differing types of animal health products.

   The Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements.

Environmental Considerations

   The Company does not manufacture, re-label or in any way alter the composition or packaging of products. All products are distributed in compliance with the relevant rules and regulations as approved by various State and Federal regulatory agencies. The Company's distribution business practices create no or minimal impact on the environment.

Employees


   As of April 30, 2002 the Company had 206 employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We consider our relationship with our employees to be good.


Properties

   The Company owns its building, which contains nearly 100,000 square feet of open warehouse space and 30,000 square feet of finished office area. The building is a facility the Company constructed and completed in late 1999 and is located on 9.6 acres of land in a newly developed industrial subdivision of Omaha, Nebraska. The latest in technology was incorporated into the design of the new facility to maximize distribution efficiencies. The building is subject to a first and second mortgage held by US Bank.

Legal Proceedings

   We are not currently a party to any material pending legal proceedings.

                                  MANAGEMENT

Executive Officers and Directors

   Our Board of Directors is composed of eight (8) shareholders who are elected for 3-year staggered terms from eight geographic districts. All directors are practicing veterinarians, and are not eligible to continue on the Board beyond their initial three-year term, unless they have been off the Board for at least one year. Each director, or the practice of which he is a member, owns one share of Company common stock.

   Each director's professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.

   Our Board of Directors is divided into three staggered classes of directors. The appropriate class of directors is elected at each annual meeting of our shareholders.


            Name              Age              Position               District Class
            ----              ---              --------               -------- -----
Lionel L. Reilly, D.V.M...... 58  President, CEO, non-voting Director
Neal B. Soderquist........... 46  Chief Financial Officer
Eric R. Phillips............. 52  Director of Logistics and Product
                                    Management
Steven E. Wright, D.V.M...... 53  Director                               1       II
Michael B. Davis, D.V.M...... 54  Director, Secretary                    2       II
Chester L. Rawson, D.V.M..... 57  Vice-Chairman, Director                3        I
Raymond C. Ebert II, D.V.M... 55  Director, Chairman                     4      III
Michael L. Whitehair, D.V.M.. 51  Director                               5      III
Buddy D. Ray, D.V.M.......... 49  Director                               6       II
Amy Lynne Hinton, D.V.M...... 38  Director                               7        I
Fred G. Garrison, D.V.M...... 56  Director                               8      III


   Class III directors serve until the 2002 annual meeting; Class I directors serve until the 2003 annual meeting of shareholders; and Class II directors serve until the 2004 annual meeting.

   The following map illustrates the geographic breakdown of the eight districts.

                                [LOGO TO COME]

   Lionel L. Reilly, D.V.M., has served as President and CEO of the Company since 1994. Prior to that he was Vice President, Business Operations and functioned as the CEO. He has been with the Company since 1983, shortly after its founding. Dr. Reilly spent several years as a military veterinarian, over five years in private clinical veterinary practice and five years in industry as a researcher and technical services veterinarian. He has a degree from Kansas Wesleyan University in Salina, Kansas. Dr. Reilly graduated in 1970 from the College of Veterinary Medicine, Kansas State University, Manhattan, Kansas. The Company and Dr. Reilly have entered into an employment contract. See "Employment Contract".

   Neal B. Soderquist was appointed Chief Financial Officer in 1994. From 1989 to 1994 he served in that position as well as managed much of the human resources functions. For the previous 14 years Mr. Soderquist was controller/officer manager for Lincoln Lumber Co., Lincoln, Nebraska. In 1975 he received an Associates Degree from Lincoln School of Commerce, Lincoln, Nebraska.

   Eric R. Phillips has served as Director of Logistics and Product Management of the Company since July, 1999. Prior to that he was the part owner of Olson Phillips Wassinger Financial Services, where he was responsible for insurance and mutual funds investments.

   Raymond C. Ebert II, D.V.M., has served as Chairman since 2001 and Director since 1999. He is the owner of an animal clinic located in Pleasant Hill, Missouri. Dr. Ebert received a Doctor of Veterinary Medicine degree from the University of Missouri in 1970.

   Michael L. Whitehair, D.V.M., has served as a Director of the Company since 1999. He is a partner of an animal hospital located in Abilene, Kansas. Dr. Whitehair received a Doctor of Veterinary Medicine degree from Kansas State University in 1974.

   Fred G. Garrison, D.V.M., has been a Director of the Company since 1998. He is the president of a three person veterinary clinic located in Centreville, Virginia. Dr. Garrison received a degree in Animal Science from Pennsylvania State University. He graduated from Cornell University in 1971 with a Doctor of Veterinary Medicine degree.

   Amy Lynne Hinton, D.V.M., has served as a Director of the Company since 2000. She is a clinical veterinarian and vice president with Best Friends Animal Clinic in Chambersburg, Pennsylvania. Dr. Hinton received a Doctor of Veterinary Medicine degree from the University of Tennessee in 1988.

   Chester L. Rawson, D.V.M., has served as Vice-Chairman and Director of the Company since 2000. He is a general practitioner veterinarian with Veterinary Associates located in Hazelgreen-Galena, Illinois. Dr. Rawson received a Doctor of Veterinary Medicine degree from the University of Illinois in 1968.

   Steven E. Wright, D.V.M., has served as a Director since December 7, 2001. He is an exclusive small animal practitioner and owner of Millard Veterinary Clinic located in Omaha, Nebraska. Dr. Wright received a Doctor of Veterinary Medicine degree from the Kansas State University in 1974.

   Michael B. Davis, D.V.M., has served as Secretary and Director since December 7, 2001. He is general practitioner and president with Carroll Veterinary Clinic located in Carroll, Iowa. Dr. Davis received a Doctor of Veterinary Medicine degree from the Iowa State University in 1971.

   Buddy D. Ray, D.V.M., has served as a Director since December 7, 2001. He is mixed practitioner and partner with Mayfield Vet Clinic located in Mayfield, Kentucky. Dr. Ray received a Doctor of Veterinary Medicine degree from the Auburn University School of Veterinary Medicine in 1978.

   The Executive Committee, which among other duties is actually involved in long-range planning and the formulation of corporate policies, also makes recommendations to the Board concerning salaries and incentive compensation for our officers and employees, is comprised of Dr. Michael L. Whitehair, Dr. Chester L. Rawson and Dr. Raymond C. Ebert II. The Audit Committee is comprised of Dr. Steven E. Wright, Dr. Buddy D. Ray and Dr. Amy Lynne Hinton. This Committee serves as a direct link between the Board and the auditors, and regularly meets with the auditor to review the audit function. The Nominating Committee is comprised of Dr. Fred G. Garrison, Dr. Michael B. Davis and Dr. Raymond C. Ebert II. Its specific responsibility is to devise criteria for Board membership and to identify specific individuals for nomination.

Compensation

   Directors are paid $500 per day for attendance at the Company's Mid-Year and Annual Meetings, and any specially-called Board meetings where attendance is required. In addition, directors are reimbursed for their expenses, including meeting related travel and lodging at the meeting location. Directors are paid $750 annually for participation in Board teleconference meetings and $250 for attendance at designated meetings they attend. No other compensation is paid to directors without further action by the Board.

   The following table represents the cash compensation paid by the Company to the named executive officers for the fiscal years 1999 through 2001 whose compensation from the Company exceeded $100,000 for these years.

                                                     Annual Compensation
                                                     -------------------
                                              Fiscal                      All Other
Name and Principal Position                    Year   Salary     Bonus   Compensation
---------------------------                   ------  --------  -------  ------------
Lionel L. Reilly.............................  2001  $248,862   $60,556    $17,000(1)
 President and Chief Executive Officer         2000   236,760    72,070     20,661(1)
 and Non-Voting Director                       1999   197,000    29,000     18,100(1)

Neal B. Soderquist...........................  2001  $100,150   $11,049    $11,112(2)
 Chief Financial Officer                       2000    74,887    14,459     10,722(2)

Eric R. Phillips.............................  2001  $100,522   $11,265    $11,179(3)
 Director of Logistics and Product Management

--------
(1) These amounts represent contributions by the Company to Dr. Reilly's 401(k) Plan and profit-sharing Plan.
(2) These amounts represent contributions by the Company to Mr. Soderquist's 401(k) Plan and profit-sharing Plan.
(3) These amounts represent contributions by the Company to Mr. Phillips' 401(k) Plan and profit-sharing Plan.

Employment Contract

   The Company and Dr. Lionel L. Reilly have entered into an employment contract pursuant to which Dr. Reilly will act as President and Chief Executive Officer of the Company. The contract provides that Dr. Reilly shall devote his full-time professional energy, skill, efforts and attention to the business of the Company. The contract automatically renews for successive one year periods unless terminated by either party. If the Company terminates the contract without cause, Dr. Reilly will remain employed by the Company for a one-year consulting period, during which period he will be paid his base salary at the level in effect upon termination. During the period of his employment, Dr. Reilly is entitled to a base salary of not less than $240,000 per year, to be increased in each year thereafter by an amount equal to not less than the percentage increase in the consumer price index over the previous year, with a minimum increase of 3% and a maximum increase of 6%. Dr. Reilly is also entitled to an annual bonus equal to one percent of the net income based on the Company's audited financial statement. Under the contract, Dr. Reilly is bound by confidentiality provisions and covenants not to compete with us for a one year period after ceasing to be employed by the Company.

   The Company has purchased three life insurance policies on the life of Dr. Reilly. Two policies are universal policies for $250,000. The Company is the beneficiary of one of the universal policies and the other is a split dollar policy and the estate of Dr. Reilly is the ultimate beneficiary. The third policy is a whole life policy for $254,000 and the Company is the beneficiary.

Certain Transactions

   We have not made loans to, loan guarantees on behalf of, or engaged in material transactions with the Company officers, directors or shareholders. The directors, acting in their capacity as shareholders, have purchased items related to the practice of veterinary medicine from the Company on the same terms and conditions as every other shareholder. As a matter of policy, all future material transactions between the Company and any of its officers, directors, or shareholders will be approved by a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

Limitation of Liability and Indemnification Matters

   As permitted by the Nebraska Business Corporation Act, the Company's Articles of Incorporation provide that no director will be personally liable to the Company or its shareholders for monetary damages for any action taken, or for any failure to take action as a director except for liability

  . for the amount of a financial benefit received by a director to which he or she is not entitled

  .   for intentional infliction of harm on the Company or its shareholders

  .   for a violation of Section 21-2096 of the Nebraska Business Corporation
      Act

  .   for an intentional violation of criminal law

   The Company's Articles of Incorporation provide that the Company must indemnify its directors, officers, employee or agent to the fullest extent permitted by law. Generally under Nebraska law, a director or officer may be indemnified if that individual acted in good faith and had reasonable basis to believe that (1) in the case of conduct in the individual's official capacity with the company, that the individual's conduct was in the company's best interests; (2) in all other cases, that the individual's conduct was at least not opposed to the Company's best interest; and (3) regarding any criminal proceedings, the individual had no reasonable cause to believe the individual's conduct was unlawful.

   There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or agent.

                            PRINCIPAL SHAREHOLDERS

   The Company's Articles and Bylaws specifically provide that each shareholder is entitled to own only a single share of stock. Thus, there is no shareholder that has more than one share currently or will own more than one share in the future and no shareholder owns less than or a fractional portion of the single share. No single shareholder owns more than 5 percent of the outstanding common stock. As described below, each director, except Dr. Lionel Reilly, is a holder of one share of stock.

                            Shares
                         Beneficially                                Percentage
Name of Beneficial Owner    Owned     Nature of Beneficial Ownership  of Class
------------------------ ------------ ------------------------------ ----------
Dr. Buddy D. Ray........      1       By Mayfield Veterinary Clinic      *
Dr. Steven E. Wright....      1       By Millard Veterinary Clinic       *
Dr. Chester L. Rawson...      1       By Veterinary Associates           *
Dr. Raymond C. Ebert II.      1       By Pleasant Hill Animal
                                        Clinic, Inc.                     *
Dr. Michael L. Whitehair      1       By Abilene Animal Hospital         *
Dr. Michael B. Davis....      1       By Carroll Veterinary Clinic,
                                        P.C.                             *
Dr. Amy Lynne Hinton....      1       By Best Friends Animal
                                        Hospital                         *
Dr. Fred G. Garrison....      1       By Fred G. Garrison                *

--------
*  Less than one percent

                          DESCRIPTION OF COMMON STOCK


   The Company has total authorized capital stock of 30,000 shares of common stock, with a par value of $1.00 per share. Our shareholders approved the change from no par value at the Annual Meeting held on August 20, 1999. As of January 31, 2002, 1,557 shares of common stock were outstanding held by 1,557 shareholders.


   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available therefor. The Company does not anticipate paying dividends on the common stock in the foreseeable future. See "Dividend Policy."

   In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock are, and the share of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. The Company does not have any preferred stock authorized, and has not issued any stock options, stock option plans, warrants, or other outstanding rights or entitlements to common stock.

   Our stock has several ownership restrictions. Under Article V of our Articles of Incorporation, unless otherwise approved by our Board of Directors, the Company can sell shares of stock only to: 1) individual licensed veterinarians; or 2) any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. Additionally, the Company may also sell shares to veterinary practices which are locally operated but owned by a non-local entity. No solo practitioner nor practice with multiple veterinarians may own more than one share and veterinarians involved in a multiple veterinary practice may not own stock if the practice itself already owns one share or if any of that veterinarian's fellow practitioners own a share.

   In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. The Company also has the option to repurchase its stock if a shareholder owes money to the Company and fails to make payments by the due date, for a period of six months after the due date of the debt, at the price the shareholder paid for the stock.

   As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with the Company's Articles and Bylaws, which permit a sale only back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company will repurchase the share of stock within ninety (90) days of receiving such written notice, at the price paid by the shareholder for such share of stock. The Company must also repurchase the share of stock in the event of the death of a shareholder, at the price the deceased shareholder paid for such share of stock.

   Our Board of Directors is composed of eight (8) shareholders who are elected for 3-year staggered terms from eight geographic districts. Each director's professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.

   Our Board of Directors is divided into three staggered classes of directors. The appropriate class of directors is elected at each annual meeting of our shareholders. Each director serves a three year term and cannot be re-elected unless that director has been off the Board for at least one year.

   Our Articles of Incorporation may be amended by the affirmative vote of more than 60% of the members of the Board of Directors unless either one of the following is applicable: 1) if half or more of the seats of the Board of Directors are vacant, then 75% or more affirmative vote of the remaining sitting members shall be required; or 2) the Nebraska Business Corporation Act requires otherwise. Under the Nebraska Business Corporation Act, the Board of Directors may adopt the following amendments without shareholder action: 1) to extend the duration of the Company; 2) to delete the names and addresses of the initial directors; 3) to delete the name and address of the initial registered agent or registered office; 4) to change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the Company has only shares of that class outstanding; 5) to change the Company name by substituting the word corporation, incorporated, company, or limited, or the abbreviation corp., inc., co., or ltd., for a similar word or abbreviation in the name, or by adding, deleting, or changing a geographical attribution for the name; or 6) to make any other change expressly permitted by the Nebraska Business Corporation Act to be made without shareholder action. Otherwise, an amendment must be approved by a majority of shareholder votes entitled to be cast unless the amendment would create dissenters' rights, in which case a two-thirds majority of the votes entitled to be cast on the amendment is required.

   Our Articles and Bylaws prevent a change in control of the Company, as they specifically provide that each shareholder is entitled to own only a single share of stock. Therefore, there is no shareholder that has more than one share or can own more than one share.

                    SHARES ARE NOT ELIGIBLE FOR FUTURE SALE

   As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with the Company's Articles and Bylaws, which permit a sale only back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company will repurchase the share of stock within ninety (90) days of receiving such written notice, at the price paid by the shareholder for such share of stock. The Company must also repurchase the share of stock in the event of the death of a shareholder, at the price the deceased shareholder paid for such share of stock.

   In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. We also have the option, to repurchase our stock if a shareholder owes money to us and fails to make payments by the due date, for a period of six months after the due date of the debt, at the price the shareholder paid for the stock.

                         SUBSCRIPTION TO COMPANY STOCK

Plan of Distribution

   The Company intends to offer the stock directly by the Company, and no underwriting fees, finder's fees or commissions will be paid in connection with such offers and sales.

Method of Subscribing

   Subscription to the share of Company Common Stock offered hereby may be exercised by completing and signing the attached Subscription Agreement (Exhibit A3) and related Exhibit A documents in accordance with the accompanying Instruction Packet (Exhibit Al) and this Prospectus, and mailing or delivering such Subscription Agreement and related documents together with payment to the Company as designated in the Instruction Packet.

   An investor may choose from three payment plans: (1) one payment for the full $3000 cost of the share; (2) three installments of $1000 each, with the second and third installments due thirty and sixty days after the first installment is paid; and (3) an initial payment of $500 with the $2500 balance paid on a 12 month installment payment schedule with 8% interest. Under the third payment plan, each month the Company will send an invoice to you reflecting the principal and interest of $217.43 due. Payment is due 10 days following the date of such invoice and the Company's stated finance charge is assessed for any payments received thereafter. There is no prepayment penalty. The second and third payment plans are not available to investors located in Nebraska or Louisiana.

   By executing and submitting the Subscription Agreement, each subscriber agrees to be bound by all the terms and conditions thereof.

   All Subscription Agreements are subject to acceptance by the Company and may be rejected by the Company in its sole discretion.

                                 LEGAL MATTERS

   The validity of the shares of common stock being offered by the Company will be passed upon for the Company by Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP, which has acted as counsel to the Company in connection with this offering.

                                    EXPERTS


   The financial statements of the Company as of July 31, 1999, July 31, 2000 and July 31, 2001 included in this prospectus have been audited by Quick & McFarlin, P.C. as stated in the report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

   With respect to the shares of common stock offered hereby, the Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. As permitted by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the amendments and exhibits thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the registration statement and the amendments and exhibits thereto.

   Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement or subsequent amendments, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. A copy of the registration statement and the amendments and exhibits thereto may be inspected without charge at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Commission upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   We intend to provide our shareholders with annual reports containing financial statements audited by an independent accounting firm and make available upon request quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

                         INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report........................................................................... F-2

Accountant's Review Report............................................................................. F-3

Consolidated Balance Sheet for the six months ended January 31, 2002 and the years ended July 31, 2001 and 2000............................................................................................. F-4

Consolidated Statements of Income for the six months ended January 31, 2002 and years ended July 31,
  2001, 2000 and 1999.................................................................................. F-5

Consolidated Statements of Stockholders' Equity for the six months ended January 31, 2002 and the years ended July 31, 2001, 2000 and 1999................................................................... F-6

Consolidated Statements of Cash Flow for the six months ended January 31, 2002 and the years ended
  July 31, 2001, 2000 and 1999......................................................................... F-7

Notes to Financial Statements.......................................................................... F-8

                            QUICK & MCFARLIN, P.C.


                    Certified Public Accountants Letterhead


                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Professional Veterinary Products, Ltd.
Omaha, Nebraska


   We have audited the accompanying consolidated balance sheets of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2001, in conformity with accounting principles generally accepted in the United States of America.





   As described in Note 15, these consolidated financial statements have been restated for the change in accounting for the investment in an affiliate and for stock subscriptions receivable.



                                          /s/  QUICK & MCFARLIN, P.C.



Omaha, Nebraska


April 19, 2002

                            QUICK & MCFARLIN, P.C.


                    Certified Public Accountants Letterhead


                          ACCOUNTANT'S REVIEW REPORT


To the Board of Directors
Professional Veterinary Products, Ltd.
Omaha, Nebraska


   We have reviewed the accompanying consolidated balance sheet of Professional Veterinary Products, Ltd. (a Nebraska Corporation) and subsidiaries as of January 31, 2002, and the related statements of consolidated income for the three and six month periods ended January 31, 2002 and 2001 and the consolidated statement of cash flows for the six month periods ended January 31, 2002 and 2001 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Professional Veterinary Products, Ltd.



   A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.



   Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.





   The July 31, 2001 balance sheet included in these financial statements was audited by us. Our audit report dated April 19, 2002 expressed an unqualified opinion on that balance sheet.



   As mentioned in an accompanying note, the quarterly information contained in this report has been restated for the change in accounting for the investment in an affiliate and for certain accruals that were necessary for presentation in accordance with generally accepted accounting principles. These restatements were discovered subsequent to our original report dated March 19, 2002. Accordingly, the accompanying 2001 quarterly data has also been restated.



                                          /s/  QUICK & MCFARLIN, P.C.



Omaha, Nebraska


May 31, 2002

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS


                         As of July 31, 2001 and 2000


                                      and


                      As of January 31, 2002 (unaudited)


                       (in Thousands, except share data)





                                                                                                  January 31, July 31, July 31,
                                                                                                     2002       2001     2000
                                                                                                  ----------- -------- --------
                                                                                                           (Unaudited)
                                            ASSETS
Current assets:
   Cash..........................................................................................   $    97       657       --
   Accounts receivable, trade, less allowance for doubtful accounts (0)..........................    19,971    15,783   20,006
   Accounts receivable, related parties..........................................................     2,866     2,490      629
   Accounts receivable, other....................................................................        14       129      933
   Prepaid income taxes..........................................................................        --       122       --
   Inventory.....................................................................................    45,957    22,342   28,427
                                                                                                    -------    ------   ------
      Total current assets.......................................................................    68,905    41,523   49,995
                                                                                                    -------    ------   ------
Property and equipment...........................................................................     9,043     8,916    8,640
   Less accumulated depreciation.................................................................     1,717     1,433      896
                                                                                                    -------    ------   ------
                                                                                                      7,326     7,483    7,744
                                                                                                    -------    ------   ------
Other assets:
   Goodwill less accumulated amortization $68 (January 31, 2002), $60 (2001), $45 (2000).........       158       166      181
   Loan origination fee less accumulated amortization $6 (January 31, 2002), $5 (2001), $3
    (2000).......................................................................................        14        15       17
   Trademark, less accumulated amortization $1 (January 31, 2002) $1 (2001), $1 (2000)...........         4         4        4
   Investments in unconsolidated affiliates......................................................     1,479     1,513    1,635
   Cash value life insurance.....................................................................        42        33       30
   Deferred income tax asset.....................................................................        --        --        6
                                                                                                    -------    ------   ------
                                                                                                      1,697     1,731    1,873
                                                                                                    -------    ------   ------
                                                                                                    $77,928    50,737   59,612
                                                                                                    =======    ======   ======
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Bank overdraft................................................................................   $   390        --      399
   Notes payable, bank...........................................................................    12,710     4,294    8,216
   Current portion of long-term debt.............................................................       475       456      420
   Accounts payable, trade.......................................................................    49,039    31,950   36,154
   Accounts payable, related parties.............................................................     1,637       535    1,082
   Other current liabilities.....................................................................     1,339     1,532    1,827
                                                                                                    -------    ------   ------
      Total current liabilities..................................................................    65,590    38,767   48,098
                                                                                                    -------    ------   ------
Long-term debt...................................................................................     5,328     5,565    6,013
Deferred income tax liability....................................................................       114        94       --
                                                                                                    -------    ------   ------
      Total liabilities..........................................................................    71,032    44,426   54,111
                                                                                                    -------    ------   ------
Stockholders' equity:
   Common stock, $1 par value per share. Authorized 30,000 shares; issued and outstanding 1,557
    (January 31, 2002), 1,534 shares (2001), 1,381 shares (2000).................................         2         2        1
   Paid-in capital...............................................................................     4,549     4,415    3,993
   Retained earnings.............................................................................     2,345     1,894    1,507
                                                                                                    -------    ------   ------
                                                                                                      6,896     6,311    5,501
                                                                                                    -------    ------   ------
                                                                                                    $77,928    50,737   59,612
                                                                                                    =======    ======   ======



         See accompanying notes to consolidated financial statements.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF INCOME


                   Years Ended July 31, 2001, 2000 and 1999


                                      and


                 Six Months Ended January 31, 2002 (unaudited)


                   (in Thousands, except per share amounts)





                                                        January 31, July 31,  July 31,  July 31,
                                                           2002       2001      2000      1999
                                                        ----------- --------  --------  --------
                                                        (unaudited)
Net sales and other revenue............................  $115,797   $199,340  $178,547  $122,253
Cost of sales..........................................   105,991    181,660   161,934   111,876
                                                         --------   --------  --------  --------
       Gross profit....................................     9,806     17,680    16,613    10,377
Operating, general and administrative expenses.........     8,650     16,360    15,203    10,366
                                                         --------   --------  --------  --------
       Operating income................................     1,156      1,320     1,410        11
                                                         --------   --------  --------  --------
Other income (expense):
   Interest income.....................................       213        504       373       249
   Interest expense....................................      (385)    (1,006)     (862)     (263)
   Other...............................................        --         (2)      (44)      237
                                                         --------   --------  --------  --------
                                                             (172)      (504)     (533)      223
                                                         --------   --------  --------  --------
Equity in loss of affiliate............................       (34)      (122)       (9)       --
                                                         --------   --------  --------  --------
       Income before taxes.............................       950        694       868       234
Income taxes...........................................       499        307       321        93
                                                         --------   --------  --------  --------
       Net income......................................  $    451   $    387  $    547  $    141
                                                         ========   ========  ========  ========
Net earnings per share of
  common stock.........................................  $ 291.70   $ 267.58  $ 430.55  $ 128.52
                                                         ========   ========  ========  ========
Interim weighted average shares outstanding (unaudited)     1,547




         See accompanying notes to consolidated financial statements.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                   Years Ended July 31, 2001, 2000 and 1999


                                      and


                 Six Months Ended January 31, 2002 (unaudited)


                  (in Thousands, except Common Shares Issued)





                                   Common        Additional
                                   Shares Common  Paid-in   Retained
                                   Issued Stock   Capital   Earnings  Total
                                   ------ ------ ---------- -------- ------
    Balance at July 31, 1998...... 1,048   $ 1     $2,993    $  819  $3,813
    Issuance of stock.............   157              471        --     471
    Redemption of stock...........   (17)   --        (50)       --     (50)
    Net change in
      Accounts receivable, stock..    --    --        (62)       --     (62)
    Net income....................    --    --         --       141     141
                                   -----   ---     ------    ------  ------
    Balance at July 31, 1999...... 1,188     1      3,352       960   4,313
    Issuance of stock.............   211              633        --     633
    Redemption of stock...........   (18)   --        (54)       --     (54)
    Net change in
      Accounts receivable, stock..    --    --         62        --      62
    Net income....................    --    --         --       547     547
                                   -----   ---     ------    ------  ------
    Balance at July 31, 2000...... 1,381     1      3,993     1,507   5,501
    Issuance of stock.............   172     1        515        --     516
    Redemption of stock...........   (19)   --        (57)       --     (57)
    Net change in
      Accounts receivable, stock..    --    --        (36)       --     (36)
    Net income....................    --    --         --       387     387
                                   -----   ---     ------    ------  ------
    Balance at July 31, 2001...... 1,534     2      4,415     1,894   6,311
    Issuance of stock.............    33    --         99        --      99
    Redemption of stock...........   (10)   --        (30)       --     (30)
    Net change in
      Accounts receivable, stock..    --    --         65        --      65
    Net income....................    --    --         --       451     451
                                   -----   ---     ------    ------  ------
    Balance at January 31, 2002... 1,557   $ 2     $4,549    $2,345  $6,896
                                   =====   ===     ======    ======  ======






         See accompanying notes to consolidated financial statements.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOW


                   Years Ended July 31, 2001, 2000 and 1999


                                      and


                 Six Months Ended January 31, 2002 (unaudited)


                                (in Thousands)



                                                                 January 31,  July 31,    July 31,     July 31,
                                                                    2002        2001        2000         1999
                                                                 -----------  --------    --------     --------
                                                                 (unaudited)
Cash flows from operating activities:
 Net income..................................................... $    451     $   387     $    547     $   141
                                                                  --------    -------     --------     -------
 Adjustments to reconcile net income to net cash provided (used)
   by operating activities:
   Depreciation and amortization................................       293        563          443         288
   (Gain) loss on sale of property..............................        --          2           43        (237)
   Equity loss in affiliate.....................................        34        122            9          --
 Adjustments for working capital changes:
   (Increase) decrease in:
     Receivables................................................    (4,449)     3,167      (10,430)     (6,632)
     Inventories................................................   (23,614)     6,085      (15,839)        418
     Cash value life insurance..................................       (11)        (3)         (30)         --
     Deferred income tax........................................        20        100           (6)         --
   Increase (decrease) in:
     Accounts payable...........................................    18,191     (4,751)      19,058       7,736
     Accrued expenses and income taxes payable..................       (71)      (417)         513         149
                                                                  --------    -------     --------     -------
       Total adjustments........................................    (9,607)     4,868       (6,239)      1,722
                                                                  --------    -------     --------     -------
       Net cash provided (used) by operating activities.........    (9,156)     5,255       (5,692)      1,863
                                                                  --------    -------     --------     -------
Cash flows from investing activities:
 Purchase of property and equipment.............................      (127)      (287)      (5,292)     (2,762)
 Purchase of trademark..........................................        --         --           --          (5)
 Purchase of investments........................................        --         --       (1,500)       (144)
 Proceeds from sale of property.................................        --         --          115       1,878
                                                                  --------    -------     --------     -------
       Net cash provided (used) by investing activities.........      (127)      (287)      (6,677)     (1,033)
                                                                  --------    -------     --------     -------
Cash flows from financing activities:
 Net loan proceeds (reduction)..................................     8,198     (4,334)      10,236       1,013
 Bank overdraft.................................................       390       (399)         399      (1,110)
 Net proceeds from issuance of common stock.....................       135        422          641         360
                                                                  --------    -------     --------     -------
       Net cash provided (used) by financing activities.........     8,723     (4,311)      11,276         263
                                                                  --------    -------     --------     -------
Net increase (decrease) in cash.................................      (560)       657       (1,093)      1,093
Cash at beginning of year.......................................       657         --        1,093          --
                                                                  --------    -------     --------     -------
Cash at end of year.............................................  $     97    $   657     $     --     $ 1,093
                                                                  ========    =======     ========     =======
Supplemental disclosure of cash flow information:
 Interest paid..................................................  $    379    $ 1,052     $    774     $   258
                                                                  ========    =======     ========     =======
 Income taxes paid..............................................  $      4    $   560     $    106     $   117
                                                                  ========    =======     ========     =======



         See accompanying notes to consolidated financial statements.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





                   Years ended July 31, 2001, 2000, and 1999


                 (Amounts in Thousands, Except Per Share Data)



(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Organization:

   Professional Veterinary Products, Ltd. was incorporated in the State of Missouri in 1982. The corporation was domesticated in Nebraska on September 22, 1999. The corporation was formed to buy, sell, and warehouse pharmaceuticals and other veterinary related items. The purpose of the corporation is to act as a wholesale distributor primarily to shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.


   Exact Logistics, LLC was organized in the State of Nebraska on December 6, 2000. This limited liability company is 100% owned by Professional Veterinary Products, Ltd. The purpose of the LLC is to act as a logistics partner to warehouse and ship products to other animal health distributors.



   ProConn, LLC was organized in the State of Nebraska on December 6, 2000. This limited liability company is 100% owned by Professional Veterinary Products, Ltd. The purpose of the LLC is to act as a supplier of animal health products to the producer or consumer.



   Professional Veterinary Products, Ltd., Exact Logistics, LLC and ProConn, LLC are presented as consolidated financial statements because they are related through common ownership and control. Their accounting policies follow generally accepted accounting principles and conform to the common practices of the industry in which they are engaged. Exact Logistics, LLC and ProConn, LLC are single member limited liability companies with Professional Veterinary Products, Ltd. as their only corporate member. They have elected to be treated as an unincorporated branch of the parent entity for financial and income tax purposes. All income taxes of the unincorporated branches are reflected on these financial statements and are the responsibility of the parent entity.



Summary of Significant Accounting Policies:





  (a) Principles of consolidation:



   The consolidated financial statements include the accounts of Professional Veterinary Products, Ltd. and its wholly owned subsidiaries. The term "Company" used herein means Professional Veterinary Products, Ltd. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.



  (b) Use of estimates:



   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. While actual results could differ from these estimates, management believes these estimates are reasonable.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

  (c) Concentration of cash balances:



   The Company's cash funds are located in a single financial institution. The bank accounts, at times, exceeded the $100,000 federally insured limit.



  (d) Accounts receivable:



   Management considered accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was deemed necessary by management.





  (e) Inventory:


   Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method of valuation. All products included in inventory are finished goods held for resale.


  (f) Property and equipment and depreciation:



   Property and equipment are stated at cost. When an asset is sold or retired, its cost and related accumulated depreciation is eliminated from both the asset and the accumulated depreciation accounts respectively and the resulting gain or loss is included in income. Major additions are capitalized and depreciated over their estimated useful lives. For financial reporting purposes, the Company uses the straight-line method and for income tax purposes, the Company uses accelerated depreciation methods. Estimated useful lives for financial purposes are as follows:





                   Building......................... 40 years
                   Furniture, Fixtures and Equipment  7 years
                   Computer Equipment...............  5 years
                   Software.........................  3 years


   Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.


  (g) Cash and cash equivalents:


   The corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.




  (h) Intangible assets and goodwill:



   Intangible assets consist principally of goodwill, loan fees and trademarks. Amortization expense for goodwill and other intangibles was $87, $25, and $15 for 2001, 2000, and 1999, respectively. Management periodically evaluates the recoverability of goodwill and other intangible assets which would be adjusted for a permanent decline in value, if any, as measured by the recoverability from projected future cash flows from the acquired businesses. These analyses necessarily involve significant management judgment. Amortization has been computed on intangible assets as follows:



               Goodwill. 15 and 20 years, straight-line
               Loan fees term of the related note, straight-line
                         (amortized expense is included in
                         interest)
               Trademark 15 years, straight-line

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

  (i) Income taxes:



   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and Uniform Capitalization Rules IRS Code Sec. 263A (capitalization of direct and indirect costs associated with resale activities). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.





  (j) Revenue recognition:



   In accordance with generally accepted accounting principles, revenue is recognized when the transaction is both realized or realizable and earned. Revenue is recognized when products are shipped to customers. Invoices accompany the shipment. The Company sells animal health products which constitute all of its gross sales.



   There are two major types of transactions that affect the flow of products to the Company's customers. Traditional "buy/sell" transactions account for approximately ninety percent of the Company's business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, and invoiced to the customer, followed by payment from the customer to the Company. In most traditional "buy/sell" transactions the Company, rather than the manufacturer, sets the price of the products.



   There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product. The manufacturer retains title in accordance with the distribution agreements for these products. Within these agreements the manufacturer determines if any promotional funds or rebates will be given to the Company. These "consignment" transactions account for approximately five percent of the Company's business. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products, but the value of the product is not included in the inventory for accounting purposes.



   Sales promotion revenue is money paid to the Company by various manufacturers specifically to promote their products. Sale promotion revenue is not related to the Company's purchase of product. The promotions are created by the manufacturer and passed on to the consumer by the Company.





   The Company expenses sales promotion costs as incurred.



  (k) Advertising:



   The Company expenses advertising costs as incurred. Advertising expense was $30, $25, and $16 for the years ended 2001, 2000, and 1999, respectively.



  (l) Direct shipping and handling costs:



   Freight and other direct shipping costs are included in "Cost of sales" on the Consolidated Statements of Income. Direct handling costs, which represent primarily direct compensation costs of employees who pick, pack and otherwise prepare, if necessary, merchandise for shipment to the Company's customers are reflected in "Operating, general and administrative expenses."

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

  (m) Fair value of financial instruments:



   The carrying amounts reported on the balance sheets approximate the fair value for cash, short-term borrowings, and all other variable rate debt (including borrowings under credit agreements). The carrying amounts reported for long-term debt approximate fair value because the interest approximates current market rates for financial instruments with similar maturities and terms.



  (n) Assets--Recognition and measurement of impairment:



   The Company policy is to recognize an impairment loss in accordance with SFAS 121 if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. The Company reviews long-lived assets and identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. An impairment loss recognized would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. No current impairment exists and none have been recognized.





  (o) Earnings per share:



   Financial Accounting Standards Board Statement No. 128, Earnings per Share ("SFAS No. 128") promulgates accounting standards for the computation and manner of presentation of the Company's earnings per share data. Under SFAS No. 128 the Company is required to present basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There are no securities that are convertible to common stock that would cause further dilution. The weighted average number of common shares outstanding was 1,447 for July 31, 2001, 1,271 for July 31, 2000, and 1,095 for July 31, 1999.



  (p) Reclassifications:



   Certain prior year amounts have been reclassified to conform to the July 31, 2001 presentation.




  (q) New accounting pronouncements:

   In June 2001, the Financial Accounting Standards Board issued FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, FAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in FAS 142. FAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. FAS 142 also requires the Company to complete a transitional goodwill impairment test within six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of FAS 142. The Company will adopt FAS 142 in the first quarter of the fiscal year ending July 31, 2003. The Company believes that the adoption of FAS 142 will not have a material impact on the Company's financial position or results of operation.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

   In August 2001, the FASB issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). This statement superceded FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("FAS 121") and amends Accounting Principles Board Opinion No. 30, Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 retains the fundamental provisions of FAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. FAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of FAS 144 generally are to be applied prospectively. The Company will adopt FAS 144 in the first quarter of fiscal year ending July 31, 2003. The Company believes that the adoption of FAS 144 will not have a material impact on the Company's financial position or results of operations.


(2)  CONCENTRATION OF CREDIT RISK:


   Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade receivables. One customer comprised 12.5% of the Company's receivables at July 31, 2001. There were no significant individual receivables at July 31, 2000.


(3)  REBATES:



   At each fiscal year end, the Company nets rebates due to stockholders against accounts receivable. Rebates are paid in the form of credits against future purchases, never in cash. The Company offset accounts receivable for overcharges on sales in excess of an agreed to profit margin as follows:




                                             2001      2000
                                           --------  --------
                  Accounts receivable..... $ 23,141  $ 26,749
                  Less rebates............   (4,868)   (6,114)
                                           --------  --------
                  Accounts receivable, net $ 18,273  $ 20,635
                                           ========  ========

   Net sales and other revenue reported on the Consolidated Statements of Income were reduced by rebates as follows:



                                          2001      2000      1999
                                        --------  --------  --------
          Gross sales and other revenue $204,208  $184,661  $127,142
          Less rebates.................   (4,868)   (6,114)   (4,889)
                                        --------  --------  --------
          Net sales and other revenue.. $199,340  $178,547  $122,253
                                        ========  ========  ========


(4)  PROPERTY AND EQUIPMENT:


                                 Cost          Book Value
                            --------------- -----------------
                             2001    2000     2001     2000
                  -         ------ -------- -------- --------
                  Land..... $  954 $    954 $    954 $    954
                  Buildings  4,715    4,715    4,519    4,637
                  Equipment  3,247    2,971    2,010    2,153
                            ------ -------- -------- --------
                            $8,916 $  8,640 $  7,483 $  7,744
                            ====== ======== ======== ========

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

(5)  INVESTMENT IN UNCONSOLIDATED AFFILIATES:


   The Company purchased a 20% interest in AAHA Services Corp. in June, 2000 for $1,500. The remaining 80% is owned by American Animal Hospital Association
(AAHA). The Company determined that it has significant influence over AAHA Services Corp and accordingly should account for its 20% ownership interest using the "equity method" of accounting for investments. The excess of purchase price over underlying equity in the amount of $1,500 (which represents goodwill) is being amortized by the straight-line method over 20 years. The Company purchased less than a 5% interest in Agri-Laboratories, Ltd., which is carried at cost. The amounts presented on the balance sheet can be detailed as follows:

                                                                       2001   2000
                                                                      ------ ------
Investment in AAHA Services Corp (equity method), net of amortization and 20% equity method loss......................................... $1,369 $1,491
Investment in Agri-Laboratories, Ltd. (cost method)..................    144    144
                                                                      ------ ------
                                                                      $1,513 $1,635
                                                                      ====== ======


(6)  COMMON STOCK:


   The Company is authorized to issue 30,000 shares of common stock with a par value of $1.00. Issued and outstanding shares amounted to 1,534 at July 31, 2001 and 1,381 at July 31, 2000. Holders of common stock are entitled to a) one vote for each share held on matters submitted to a vote of stockholders, b) a ratable share of dividends declared and c) in the event of liquidation or dissolution, a ratable share of earnings after liabilities. Shareholders are not permitted to dispose of their stock except by a sale back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company must redeem for cash the share of stock within ninety days of receiving such notice, at the price the shareholder paid for the share.


(7)  DEFERRED INCOME TAXES:


   The company's total noncurrent deferred tax asset and noncurrent deferred tax liabilities at July 31 are as follows (computed at the statutory rate 34%):

                                                                 2001  2000
                                                                -----  ----
   Noncurrent deferred tax asset--Uniform capitalization....... $  37  $ 48
   Noncurrent deferred tax liability--Accumulated depreciation.  (131)  (42)
                                                                -----  ----
   Net noncurrent deferred tax asset (liability) per financials   (94)    6
   Prior year deferred tax asset (liability)...................     6    --
                                                                -----  ----
   Deferred tax expense........................................   100    (6)
   Taxes currently payable.....................................   207   327
                                                                -----  ----
   Income tax expense.......................................... $ 307  $321
                                                                =====  ====

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

(8)  RECONCILIATION OF INCOME TAX EXPENSE:


   A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expense is as follows:

                                                   2001 2000 1999
                                                   ---- ---- ----
              Income tax at federal statutory rate $236 $296 $75
              State taxes, net of federal taxes...    6    8   1
              Amortization of goodwill............   24    3  --
              Nondeductible and other items.......   41   14  17
                                                   ---- ---- ---
                                                   $307 $321 $93
                                                   ==== ==== ===


(9)  LONG-TERM DEBT:


                                                      2001    2000
                                                     ------  ------
            Note payable, bank, 7.42% interest...... $3,860  $3,951
            Note payable, bank, 9.10% interest......  1,114   1,192
            Note payable, bank, 8.66% interest......  1,047   1,290
                                                     ------  ------
                                                      6,021   6,433
            Less current portion due within one year   (456)   (420)
                                                     ------  ------
                                                     $5,565  $6,013
                                                     ======  ======

Note payable, bank, 7.42% interest:

   Monthly installments of principal and interest of $32 commencing January 1, 2000 with a final installment and entire unpaid principal balance due on June 1, 2009. Loan is collateralized by land and building.

Note payable, bank, 9.10% interest:

   Monthly installments of principal and interest of $15 commencing July 1, 2000 with a final installment and entire unpaid principal balance due on May 1, 2010. Loan is collateralized by land and building.

Note payable, bank, 8.66% interest:

   Monthly installments of principal and interest of $29 commencing February 1, 2000 with a final installment and entire unpaid principal balance due on January 1, 2005. Loan is collateralized by all business assets.

   Total yearly principal payments of long-term debt are due as follows:

                       Note Payable Note Payable Note Payable
                       bank, 7.42%  bank, 9.10%  bank, 8.66%  Total
                       ------------ ------------ ------------ ------
            2002......    $  101       $   86       $  269    $  456
            2003......       109           94          293       496
            2004......       117          103          319       539
            2005......       126          113          166       405
            2006......       136          124           --       260
            Thereafter     3,271          594           --     3,865
                          ------       ------       ------    ------
                          $3,860       $1,114       $1,047    $6,021
                          ======       ======       ======    ======

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

   The Company has in place a revolving line of credit that provides for borrowings of up to $15,000. The agreement provides for payment on demand, or if no demand is made, in one payment of all outstanding principal plus all accrued unpaid interest on December 1, 2001. Interest is payable at .25% under the U.S. Bank National Association Reference Rate. The balances due on this line of credit were $4,294 and $8,216 for 2001 and 2000, respectively. The weighted average interest rates of borrowings outstanding under the revolving credit agreement were 8.35%, 8.44%, and 7.71% for 2001, 2000, and 1999 respectively. The line of credit is collateralized by all business assets.

   All the above loan agreements are with US Bank. These loan agreements contain certain covenants to related financial ratios. Covenants relating interest bearing debt to tangible net worth were waived by the bank for July 31, 2000. The covenants were met for July 31, 2001.


(10)  COMMITMENTS AND CONTINGENT LIABILITIES--LEASES:


   The Company leases various equipment under noncancelable operating leases expiring through September 2005. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

   Minimum future obligations on operating leases in effect on July, 31, 2001 were as follows:

                         Year ended July 31, 2002 $386
                         Year ended July 31, 2003  140
                         Year ended July 31, 2004   39
                         Year ended July 31, 2005   32
                         Year ended July 31, 2006    5
                                                  ----
                                                  $602
                                                  ====

   Total lease expense was $399, $275, and $121 for 2001, 2000, and 1999, respectively.


(11)  COMMITMENTS AND CONTINGENT LIABILITIES--OTHER:


   The Company is required by its Articles of Incorporation to repurchase stock within 90 days of receiving written notice from the shareholder requesting a redemption of their stock. The redemption price is the price paid by the shareholder for such share of stock. Therefore, the Company was contingently liable for $4.5 million as of July 31, 2001.

   The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions have resulted in lawsuits where the Company is a defendant. Management believes that the ultimate obligations if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and that such obligations, if any, would be adequately covered by insurance.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

(12)  RELATED PARTY TRANSACTIONS:


   In the normal course of business the Company sells to its directors, officers, and key employees under normal terms and conditions. Accounts receivable, related parties on the balance sheet include amounts receivable on demand as of July 31 from the following:

                                             2001  2000
                                            ------ ----
                         Affiliates (AAHA). $2,285 $412
                         Board of Directors    197  213
                         Officer...........      1    1
                         Employees.........      7    3
                                            ------ ----
                                            $2,490 $629
                                            ====== ====

   Accounts payable, related parties on the balance sheet include amounts payable on demand as of July 31 to the following:

                                                  2001  2000
                                                  ---- ------
                   Affiliates (Agri-Laboratories) $535 $1,082
                                                  ==== ======

   Net sales on the Consolidated Statements of Income include sales to related parties as follows:

                                        2001    2000   1999
                                       ------- ------ ------
                    Affiliates (AAHA). $ 8,761 $4,080     --
                    Board of Directors   2,857  3,238 $2,844
                    Officer...........       3      9      6
                    Employees.........     100     16     24
                                       ------- ------ ------
                                       $11,721 $7,343 $2,874
                                       ======= ====== ======

   Purchases from related parties were as follows:

                                              2001    2000   1999
                                             ------- ------ ------
              Affiliates (Agri-Laboratories) $10,518 $6,894 $1,601
                                             ======= ====== ======


(13)  PROFIT-SHARING AND 401(K) RETIREMENT PLAN:


   The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company's policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $341, $348, and $242 for 2001, 2000, and 1999, respectively.

   The Company also provides a contributory 401(k) retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company's policy to match a maximum 15% employee contribution with a 3% contribution. The total provision to the plan was $142, $115, and $89 for the years ended July 31, 2001, 2000, and 1999, respectively.


(14)  SEGMENT INFORMATION:


   The Company has one reportable segment which buys, sells, and warehouses animal health related items. The Company does not have separate strategic business units that offer different products or services. The Company did not receive over 10% of revenues from any single external customer.

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

(15)  RESTATEMENT OF FINANCIAL STATEMENTS:


   Subsequent to the issuance of the Company's 2001 consolidated financial statements and the filing of its 2001 Annual Report on Form 10-K with the SEC, the Company's management determined that the accounting related to the equity method investment in AAHA Services Corp would require restatement of the financial statements. The Company's restatement reflects the change of accounting for the investment in AAHA Services Corp. from the cost method to the equity method. The effect of the restatement is shown in the table below:

                                                 2001  2000  1999
                                                -----  ----  ----
              Net income as previously reported $ 509  $556  $141
              Impact of restatement for:
                 Equity in loss of affiliate...  (122)   (9)  -0-
                                                -----  ----  ----
              Net income as restated........... $ 387  $547  $141
                                                =====  ====  ====

   The principal effect of these items on the accompanying financial statements are set forth below:

                                         Consolidated Statements of Income
                            -----------------------------------------------------------
                               2001      2001      2000      2000      1999      1999
                            Previously    As    Previously    As    Previously    As
                             Reported  Restated  Reported  Restated  Reported  Restated
                            ---------- -------- ---------- -------- ---------- --------
Equity in loss of affiliate       --      (122)       --        (9)       --        --
Income before taxes........      816       694       878       868       234       234
Net income.................      509       387       557       547       141       141
Net income per share.......  $351.55   $267.58   $437.93   $430.55   $128.52   $128.52

   For the fiscal years ended 2001 and 2000, accounts receivable--stock was reclassified to paid-in capital.

                                               Consolidated Balance Sheet
                                         ---------------------------------------
                                         As of July 31, 2001 As of July 31, 2000
                                         ------------------- -------------------
                                         Previously    As    Previously    As
                                          Reported  Restated  Reported  Restated
                                         ---------- -------- ---------- --------
Investments in unconsolidated affiliates    1,644     1,513     1,644     1,635
Total assets............................   50,982    50,737    59,700    59,612
Paid-in capital.........................    4,529     4,415     4,071     3,993
Retained earnings.......................    2,025     1,894     1,516     1,507
Total stockholders' equity..............    6,557     6,311     5,589     5,501

            PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

(16)  SELECTED QUARTERLY FINANCIAL DATA:


   The following presents certain unaudited quarterly financial data and certain audited, restated year end financial data:

                                                       Quarters Ended
                               --------------------------------------------------------------  Year Ended
                               October 31, 1999 January 31, 2000 April 30, 2000 July 31, 2000 July 31, 2000
                               ---------------- ---------------- -------------- ------------- -------------
Revenues......................     $41,784           39,727          42,480        54,556        178,547
Gross profit..................       3,322            4,189           3,749         5,353         16,613
Operating income..............         207              566            (218)          855          1,410
Net income....................         101              188            (348)          606            547
Net income per share..........     $ 84.14           151.13         (270.25)       450.17         430.55
Weighted average common shares
  outstanding.................       1,200            1,243           1,289         1,347          1,271

                                                       Quarters Ended
                               --------------------------------------------------------------  Year Ended
                               October 31, 2000 January 31, 2001 April 30, 2001 July 31, 2001 July 31, 2001
                               ---------------- ---------------- -------------- ------------- -------------
Revenues......................     $50,095           46,671          51,416        51,158        199,340
Gross profit..................       3,840            4,024           4,392         5,424         17,680
Operating income..............         697               19            (126)          730          1,320
Net income....................         254             (148)           (241)          522            387
Net income per share..........     $183.00          (104.39)        (164.44)       344.61         267.58
Weighted average common shares
  outstanding.................       1,388            1,420           1,465         1,515          1,447

                                                                     EXHIBIT A1

                          INSTRUCTIONS TO SUBSCRIBERS

   Qualified persons wishing to subscribe for one share of Common Stock (the "Stock"), par value $1.00, of Professional Veterinary Products, Ltd. (the "Company"), are required to complete the documents in this Subscription Booklet. PLEASE DO NOT REMOVE ANY OF THE DOCUMENTS. An additional copy of the documents in this Subscription Booklet will be delivered to you.

   1. Purchaser Questionnaire. (Exhibit A2) Please provide all information requested on the Purchaser Questionnaire.

   2. Subscription Agreement. (Exhibit A3) Please complete the Subscription Agreement in the following manner:

      a. Complete the appropriate signature page.

      b. If the subscriber is a partnership, corporation, or other business entity the appropriate signature page in the Subscription Agreement should be completed. Special procedures are required for execution and additional documentation may be required as set forth in the Subscription Agreement.

   3. Delivery Instructions. After you have completed the Purchaser Questionnaire and Subscription Agreement, please deliver or mail this entire Subscription Booklet to:

      Professional Veterinary Products, Ltd.
      10077 South 134th Street
      Omaha, Nebraska 68138
      Attn: Amy Rodecker

   If you have any questions concerning completion of the documentation, please call Amy Rodecker at (402) 331-4440.

                                     A1-1

                                                                     EXHIBIT A2

                            PURCHASER QUESTIONNAIRE

1. The Name of the Practice is: _________________________________________ .

2. The Practice is a: ____________ Sole Proprietorship; ____________ Partnership; __________ Corporation

3. If the Practice is a Sole Proprietorship, the Doctor's name is: ______ .

4. If the Practice is a Partnership, the partners names are ___________________
    _________________________________________________________________________

5. If the Practice is a Partnership, the managing partner with whom Professional Veterinary Products, Ltd. is to communicate:_____________.


6. If the Practice if a Corporation, the President's name is:_______________.

7. The mailing address of the Practice for correspondence and product delivery is:
      Practice name: __________________________________________________________
      Address: ________________________________________________________________
      City, State Zip Code: ___________________________________________________
      Phone Number: ___________________________________________________________
      Fax Number: _____________________________________________________________
      Federal Employer I.D. Number: ___________________________________________
          or Social Security Number: __________________________________________

      Please attach a copy of your Federal D.E.A. Certificate.

      Computer System: ________ Hardware: __________  Software: __________

      Names of persons placing orders with PVPL: ______________________________
      ____________________________________________________________________.

      Names of veterinarians (other than partners listed above) in the practice:
      ____________________________________________________________________.

8. Bank name and address: ________________________________________________.
   Bank phone number: ____________________________________________________.
   Contact person at the Bank: ___________________________________________.

9. Exact name of Individual, Partnership, or Corporation to whom stock certificate is to be issued:
    ________________________________________________________________________.

                                     A2-1

                                                                     EXHIBIT A3

                            SUBSCRIPTION AGREEMENT

                    Professional Veterinary Products, Ltd.

Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, Nebraska 68138

Ladies and Gentlemen:

   1. Subscription. Subject to acceptance by the Company, the undersigned hereby subscribes to purchase one share of Common Stock (the "Stock"), par value $1.00, indicated below in accordance with the terms of this Agreement,
and the Prospectus of the Company dated June   , 2002, relating to the Stock.

   This subscription may be rejected by the Company in its sole discretion.

   2. Representations and Warranties. The undersigned represents and warrants to the Company as follows:

      (a) The undersigned has received the Prospectus.

      (b) The undersigned is:          an individual licensed veterinarian; or
            any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. (Please check appropriate status).

   3. Miscellaneous.

      (a) The undersigned agrees not to transfer or assign this Agreement, or any of the undersigned's interest herein, and further agrees that the transfer or assignment of the Stock acquired pursuant hereto shall be made only in accordance with the Prospectus and all applicable laws.

      (b) Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not thereby or in any other manner waive any rights granted to the undersigned under federal or state securities laws.

      (c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

      (d) This Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the State of Nebraska without regard to its conflicts of laws provisions.

      (e) Upon request from the Company, the undersigned agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Company is subject.

   4. Subscription and Method of Payment. There are three payment plans from which to choose, please check the appropriate plan. The second and third payment plans are not available to investors located in Nebraska or Louisiana. The undersigned hereby subscribes for the Stock as follows:

      Plan 1:          One payment for the full $3000 cost of the share.

      Plan 2:          Three installments of $1000 each, with the second and
   third installments due thirty and sixty days after the first installment is paid.

      Plan 3:          An initial payment of $500 with the $2500 balance paid
   on a 12 month installment payment schedule with 8% interest. Each month the Company will send an invoice reflecting the principal

                                     A3-1
   and interest of $217.43 due. Payment is due 10 days following the date of such invoice and the Company's stated finance charge will be accessed for any payments received thereafter. There is no prepayment penalty.

   All subscriptions are subject to acceptance by the Company and may be rejected by the Company in its sole discretion.

                                     A3-2

                               TYPE OF OWNERSHIP
                                  (Check One)

       Individual (One signature required)

       Limited Liability Company

       Corporation

       Partnership

       Other--please designate below.

      _________________________________________________________________________
                     Please print here the exact name (registration)
                             investor desires for Stock.

                                     A3-3

                                SIGNATURE PAGE
                           FOR INDIVIDUAL INVESTORS

         ______________________________________________________________________
                                  Signature*

         ______________________________________________________________________
                            Social Security Number

         ______________________________________________________________________
                              Print or Type Name

         Email Address: _______________________________________________________

                              Residence Address:

         ______________________________________________________________________

         ______________________________________________________________________

         ______________________________________________________________________

                                 Executed at:*

         ______________________________________________________________________
                                     City

         ______________________________________________________________________
                                     State

                   this          day of         , 20      .

                               Mailing Address:

         ______________________________________________________________________

         ______________________________________________________________________

         ______________________________________________________________________


SUBSCRIPTION ACCEPTED:

PROFESSIONAL VETERINARY
  PRODUCTS, LTD.

BY:   -------------------------
        Dr. Lionel L. Reilly,
              President

Date:
      -------------------------
--------
*  No notary necessary

                                     A3-4

                                SIGNATURE PAGE
         FOR PARTNERSHIP, CORPORATE OR OTHER BUSINESS ENTITY INVESTORS

         ______________________________________________________________________
Name of partnership, corporation or other business entity (please print or type)

         By: __________________________________________________________________
                       (Signature of authorized agent)*

         Title: _______________________________________________________________

         Taxpayer Identification No.: _________________________________________

         Email Address: _______________________________________________________

        Address of Principal Partnership, Corporate or Business Office:

         ______________________________________________________________________

         ______________________________________________________________________

         ______________________________________________________________________

                        Mailing Address, if different:

         ______________________________________________________________________

         ______________________________________________________________________

         ______________________________________________________________________

         Attention: ___________________________________________________________

    Executed at*          effective this        day of         , 20      .


SUBSCRIPTION ACCEPTED:

PROFESSIONAL VETERINARY
  PRODUCTS, LTD.

BY:   -------------------------
        Dr. Lionel L. Reilly,
              President

Date: -------------------------
--------
*  No notary necessary

                                     A3-5

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution


        Securities and Exchange Commission registration fees      792.00
        Legal fees and expenses.............................   80,000.00
        Blue Sky filing fees................................   39,000.00
        Printing expenses...................................   95,000.00
        Miscellaneous expenses..............................    3,000.00
                                                             -----------
           Total............................................ $217,792.00
                                                             ===========

   All of the above items except the registration fee are estimated.


Item 14.  Indemnification of Directors and Officers


   Directors, officers, employees and agents of Professional Veterinary Products, Ltd. (the "Company") may be entitled to benefit from the indemnification provisions contained in the Company's Articles of Incorporation and the Nebraska Business Corporation Act. The general effect of these provisions is summarized below:

   The Articles of Incorporation provide that to the extent permitted by law, the Company shall indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any action or suit by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise or as a trustee, officer, employee or agent of an employee benefit plan. Such indemnification shall be against expenses, including attorney fees, and except for actions by or in the right of the Company, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   Generally under Nebraska law, any individual who is made a party to a proceeding because the individual is or was a director may be indemnified if the individual acted in good faith and had reasonable basis to believe that (1) in the case of conduct in the individual's official capacity with the Company, that the individual's conduct was in the Company's best interests; (2) in all other cases, that the individual's conduct was at least not opposed to the Company's best interest; and (3) regarding any criminal proceedings, the individual had no reasonable cause to believe the individual's conduct was unlawful. Nebraska law also extends such indemnification to officers of the Company and provides that the Company may advance expenses to a director or officer of the Company. Further, Nebraska law provides that neither a director or officer is liable for any action taken as a director or officer, or any failure to take any action, as long as the individual discharged his or her duties (1) in good faith, (2) with the care of an ordinarily prudent person in a like position would exercise under similar circumstances, and (3) in a manner the individual reasonably believes to be in the best interests of the Company.

   The Articles of Incorporation also provide that to the extent permitted by law, the Company has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company against any liability asserted against such person while acting in such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability. Nebraska law provides that the Company may purchase and maintain insurance on behalf of an individual who is or was a director or officer of the Company, or who, while a director or officer of the Company, serves at the

Company's request as a director, officer, member of a limited liability company, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by that individual in that capacity or arising from the individual's status as a director or officer, whether or not the Company would have the power to indemnify or advance expenses under Nebraska law.

   The Articles of Incorporation provide that the indemnity provided for in the Articles of Incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be otherwise entitled, nor shall the provisions of the Articles of Incorporation be deemed to prohibit the Company from extending its indemnification to cover other persons or activities to the extent permitted by law or pursuant to any provisions in the Articles of Incorporation. Under the Nebraska Business Corporation Act, the Company may provide indemnification or advance expenses to a director or officer only as permitted under Nebraska law; however, the Company may, by a provision in its articles of incorporation or bylaws, or in a resolution adopted or a contract approved by its board of directors or shareholders, obligate itself in advance of the act or omission giving rise to a proceeding to provide indemnification or advance funds under Nebraska law.

   There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or agent.


Item 15.  Recent Sales of Unregistered Securities


   In 1996, the Company sought and received from the Securities and Exchange Commission a no-action letter, a copy of which was previously filed as Exhibit
99.1 to the registration statement filed September 7, 1999. As reflected in the no-action letter, the SEC agreed to take a no-action position that Company shares at that time did not have the characteristics of a security which needed to be registered. Among the factors leading to that conclusion were the fact that the Company has operated exclusively as a cooperative for its shareholder members. A shareholder has historically joined the Company so it could purchase goods at lower prices. With minor limitations, all sales of products were made to the shareholders. Therefore, there has been no economic benefit other than is received by the shareholders through purchase of lower priced products.

   Since 1996, the Company has been provided opportunities to sell products to persons or entities other than shareholders, but has been unable to do so because of the structure described above and the representations made to the Securities and Exchange Commission. It is now the Company's desire to sell such products to persons or entities other than shareholders and, as a result, has decided to register its shares. The following sales of Company common stock made by the Company within the past three years have been made in reliance upon, and in compliance with, the Company's SEC no-action letter.


                                                                      Discounts or
                       Title                         Amt  Date  Price Commissions
                       -----                         --- ------ ----- ------------
Dr Ben Mays, Clinton, AR............................  1  Oct-98 $3000      $0
Dr Joe E Dawson, Quitman, TX........................  1  Oct-98 $3000      $0
Wasbasha V/S, Wabasha, MN...........................  1  Oct-98 $3000      $0
Dr Mark Roozen, Roozen VH, Millersburg, KY..........  1  Oct-98 $3000      $0
Dr Gary T Old DBA Boulevard SA Clinic, Texarkana, AR  1  Oct-98 $3000      $0
Stockmans VC, North Platte, NE......................  1  Nov-98 $3000      $0
Town & Country VH, Winona, MN.......................  1  Nov-98 $3000      $0
The Animal Hospital, Plainville, KS.................  1  Nov-98 $3000      $0
Morningside Veterinary Hospital, Sioux City, IA.....  1  Dec-98 $3000      $0
Kyle Animal Clinic PC, Carthage, TX.................  1  Dec-98 $3000      $0
Dr Warner, Meredith Warner AC, Lewisburg, TN........  1  Dec-98 $3000      $0
Dr Mandel, Mandel VH, Wickliffe, OH.................  1  Dec-98 $3000      $0
Dr George Copeland, Clinton, SC.....................  1  Dec-98 $3000      $0

                                                                            Discounts or
                          Title                            Amt  Date  Price Commissions
                          -----                            --- ------ ----- ------------
Gateway Equine Veterinary Clinic, Wentzville, MO..........  1  Dec-98 $3000      $0
Dr Richter, Cayuga Bovine Service, Auburn, NY.............  1  Dec-98 $3000      $0
Suburban AH, Fort Myers, FL...............................  1  Dec-98 $3000      $0
Dr Chalfant, Great Plains VS, Hinton, OK..................  1  Dec-98 $3000      $0
Portland VC, Portland, IN.................................  1  Dec-98 $3000      $0
Swine Service Unlimited Inc, Morris, MN...................  1  Dec-98 $3000      $0
Dr Lenington, Bluestem VC, Cedar Vale, KS.................  1  Dec-98 $3000      $0
The Barkemeyer Co PC, Helena, MT..........................  1  Dec-98 $3000      $0
Verona Pet Hospital, Verona, PA...........................  1  Jan-99 $3000      $0
Lyne Enterprises Inc, Chester, VA.........................  1  Jan-99 $3000      $0
L-W Veterinary Asc, Washington, IA........................  1  Jan-99 $3000      $0
K Wade DVM DBA Appalachian AH, Piney Flats, TN............  1  Jan-99 $3000      $0
K Gochenor DVM DBA Ani House Mobl VC, Logan, IA...........  1  Jan-99 $3000      $0
K Kackley DVM DBA Mt Sterling VC, Mt Sterling, IL.........  1  Jan-99 $3000      $0
J McMahon Woodward DBA Kings Park VH, Springfield, VA.....  1  Jan-99 $3000      $0
Riverdale VC, Muscoda, WI.................................  1  Jan-99 $3000      $0
W Armon DBA High Ridge Animal Hospital, High Ridge, MO....  1  Feb-99 $3000      $0
Wiggins Animal Hospital, Springdale, AR...................  1  Feb-99 $3000      $0
Stevens Point Animal Hospital, Stevens Point, WI..........  1  Feb-99 $3000      $0
Argyle Veterinary Service, Argyle, WI.....................  1  Feb-99 $3000      $0
All Creatures Veterinary Clinic, Omaha, NE................  1  Mar-99 $3000      $0
Nolan Rubin DVM dba Montrose Ani Health, Fairfax, VA......  1  Mar-99 $3000      $0
Janet Hill DVM dba West Lake AH, Springfield, IL..........  1  Mar-99 $3000      $0
John Niebruegge DVM dba Kirksville SA Hosp, Kirksville, MO  1  Mar-99 $3000      $0
Valley Veterinary Clinic, Rock Valley, IA.................  1  Mar-99 $3000      $0
5th Ave AH, Lebanon, PA...................................  1  Mar-99 $3000      $0
John Weiner DVM dba Dairy Performance, Elkland, PA........  1  Mar-99 $3000      $0
Falls Church Animal Hospital, Falls Church, VA............  1  Mar-99 $3000      $0
Kentwood Veterinary Clinic, Kentwood, LA..................  1  Mar-99 $3000      $0
DG Jennings DVM dba Lawrenceburg AH, Lawrenceburg, TN.....  1  Mar-99 $3000      $0
Renee Nodine VMD, Jonestown, PA...........................  1  Mar-99 $3000      $0
Carolyn Woodruff DVM dba Knife River VC, Beulah, ND.......  1  Mar-99 $3000      $0
Matthew Stolzenburg DVM dba Cloud County VC, Concordia, KS  1  Mar-99 $3000      $0
All Creatures VS, Big Timber, MT..........................  1  Apr-99 $3000      $0
Dr Lias Interstate VC, Brandon, SD........................  1  Apr-99 $3000      $0
Blaine County VS, Chinook, MT.............................  1  Apr-99 $3000      $0
Odon VC, Odon, IN.........................................  1  Apr-99 $3000      $0
Ellis VC, Ellis, KS.......................................  1  Apr-99 $3000      $0
Panhandle VC, Chadron, NE.................................  1  Apr-99 $3000      $0
Dr Causey Citrus AC, Lake Placid, FL......................  1  Apr-99 $3000      $0
North Main AH, O'Fallon, MO...............................  1  Apr-99 $3000      $0
Dr Stephanie Benner, Sellersville, PA.....................  1  Apr-99 $3000      $0
Livestock Veterinary Services, Kinston, NC................  1  May-99 $3000      $0
Dr RL Kutter, Wichita, KS.................................  1  May-99 $3000      $0
Dr Dixson DBA Tri-State Vet Serv & Supply, Atwood, KS.....  1  May-99 $3000      $0
Sugarcreek VC, Sugarcreek, OH.............................  1  May-99 $3000      $0
Rockwall Equine Center, Terrell, TX.......................  1  May-99 $3000      $0
Burr Oak VS, Fremont, WI..................................  1  May-99 $3000      $0
Hermann, Ott VC, Lakeville, MN............................  1  May-99 $3000      $0

                                                                   Discounts or
                      Title                      Amt  Date   Price Commissions
                      -----                      --- ------- ----- ------------
 Caring Hands Animal Hospital, Centrevile, VA...  1   May-99 $3000      $0
 Harlowton VC, Harlowton, MT....................  1   May-99 $3000      $0
 Dr Cotterill DBA Cherryvale VC, Cherryvale, KS.  1   May-99 $3000      $0
 Dr Callaway DBA The Pet Clinic, Athens, TN.....  1   May-99 $3000      $0
 Dr Garrity DBA Bluff City VS, Natchez, MS......  1   May-99 $3000      $0
 Dr King DBA Red Barn VC, Columbia, KY..........  1   May-99 $3000      $0
 Amite AC, Amite, LA............................  1  June-99 $3000      $0
 Dr Salava DBA Salava VC, Clay Center, KS.......  1  June-99 $3000      $0
 Jacksonville Vet Hospital, Phoenix, MD.........  1  June-99 $3000      $0
 Hansford County VH, Spearman, TX...............  1  June-99 $3000      $0
 William Crank, Henderson, WV...................  1  June-99 $3000      $0
 Dr Cain DBA Centeral Nebraska VS, Broken Bow...  1  June-99 $3000      $0
 Dr Woolsey DBA Green County Veterinary Medicine  1  June-99 $3000      $0
 Animal House VC, Clarksville, TN...............  1  June-99 $3000      $0
 Dr Randall Baker, Lewisburg, TN................  1  June-99 $3000      $0
 Wittenberg VC, Wittenberg, WI..................  1  June-99 $3000      $0
 Dr Taylor-Keilholz DBA Osage Reginal VC........  1  June-99 $3000      $0
 Large Animal Services, Greeneville, TN.........  1  June-99 $3000      $0
 Heartland VC, Harrisonburg, VA.................  1  June-99 $3000      $0
 Laketown Animal Hospital, Springfield, IL......  1  June-99 $3000      $0
 Stow Kent Animal Hospital, Kent, OH............  1  June-99 $3000      $0
 Rolling Hills Veterinary Services, Cascade, IA.  1  June-99 $3000      $0
 Dr Westbrook DBA Westbrook AC, Little Rock, AR.  1  June-99 $3000      $0


   All sales were exempt from registration pursuant to a no-action letter issued by the Securities and Exchange Commission on July 12, 1996 (previously filed as Exhibit 99.1 to the Form S-1 Registration Statement No. 333-86629 filed on September 7, 1999).


Item 16.  Exhibits and Financial Statement Schedules


Exhibit
  No.                                                 Description
  ---                                                 -----------

  3.1   Articles of Incorporation of Professional Veterinary Products, Ltd.(1)

  3.2   Bylaws of Professional Veterinary Products, Ltd.(1)

  4.1   Certificate of Professional Veterinary Products, Ltd.(1)

  4.2   Article V of the Articles of Incorporation of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.1 above)

  4.3   Article II of the Bylaws of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.2 above)

  5.1   Form of Opinion of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim(4)

 10.1   Warranty Deed for real estate at 10100 J Street, Omaha, Nebraska from Professional Veterinary
          Products, Ltd. to Duane E. and Barbara G. Miller(1)

 10.2   Warranty Deed for real estate at 10077 South 134th Street, Omaha, Nebraska from Hilltop Industrial
          Park to Professional Veterinary Products, Ltd.(1)

 10.3   Lease of building located at 10100 J Street, Omaha, Nebraska between Professional Veterinary
          Products, Ltd. and Duane E. and Barbara G. Miller(1)

Exhibit
  No.                                             Description
  ---                                             -----------

 10.4   Construction Agreement for building at 10077 South 134th Street, Omaha, Nebraska between
          Professional Veterinary Products, Ltd. and Mudra Construction, Ltd.(1)

 10.5   Sales Agency Agreement between Professional Veterinary Products, Ltd. and Bayer Corporation(1)*

 10.6   Sales Agency Agreement between Professional Veterinary Products, Ltd. and Merial LLC(1)*

 10.7   Select Distributors Marketing Agreement between Professional Veterinary Products, Ltd. and the
          Animal Health Group of Pfizer, Inc.(1)*

 10.8   Supply and Distribution Agreement between Professional Veterinary Products, Ltd. and Schering-
          Plough Animal Health Corporation(1)*

 10.9   Distributor Agreement between Professional Veterinary Products, Ltd. and The Upjohn Company(1)*

 10.10  Distribution Agreement between Professional Veterinary Products, Ltd. and Fort Dodge Animal
          Health(1)

 10.11  Purchase and Sale Agreement between Professional Veterinary Products, Ltd., AAHA Services
          Corporation and American Animal Hospital Association(3)

 11.1   Statement re Computation of Per Share Earnings(4)

 12.1   Statement re Computation of Ratios(4)

 15.1   Letter re Unaudited Interim Financial Information(1)

 16     Letter dated March 20, 2002 from Marvin E. Jewell & Co., P.C to the Securities and Exchange
          Commission(6)

 21     Subsidiaries(4)

 23.1   Consent of Quick & McFarlin, P.C.(6)

 23.2   Form of consent of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim (included in Exhibit 5.1 above)

 24.1   Power of Attorney executed by Buddy D. Ray(5)

 24.2   Power of Attorney executed by Chester L. Rawson(4)

 24.3   Power of Attorney executed by Amy Lynne Hinton(4)

 24.4   Power of Attorney executed by Steven E. Wright(5)

 24.5   Power of Attorney executed by Michael B. Davis(5)

 24.6   Power of Attorney executed by Raymond C. Ebert II(5)

 24.7   Power of Attorney executed by Michael L. Whitehair(5)

 24.8   Power of Attorney executed by Fred G. Garrison(5)

 27.1   Financial Data Schedule(2)

 99.1   No Action letter issued by Securities and Exchange Commission on July 12, 1996(1)

--------
(1) Previously filed as exhibits to the Form S-1 Registration Statement No, 333-86629 filed on September 7, 1999.
(2) Previously filed as exhibits to the Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement No 333-86629 filed on October 19, 1999.
(3) Previously filed as exhibits to the Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on November 3, 2000.
(5) Previously filed as exhibits to the Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement No. 333-72962 filed on February 4, 2002.
(6) Filed herewith.
(*) Portions of this exhibit have been redacted pursuant to a request for confidential treatment granted by the Securities and Exchange Commission.

Item 17.  Undertakings

   Insofar as indemnification for liabilities arising underb the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registra-tion statement is on Form S-3, Form 5-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska on this 5th day of June, 2002.


                                         PROFESSIONAL VETERINARY PRODUCTS, LTD.

                                         By:      /s/  DR. LIONEL L. REILLY
                                                -----------------------------
                                                    Dr. Lionel L. Reilly
                                                          President


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities of Professional Veterinary Products, Ltd. on the 5th day of June, 2002.

          Signature            Capacity
          ---------            --------

    /s/  LIONEL L. REILLY      President
-----------------------------
    Dr. Lionel L. Reilly

   /s/  NEAL B. SODERQUIST     Chief Financial Officer
-----------------------------
     Neal B. Soderquist

              *                Director
-----------------------------
      Dr. Buddy D. Ray

              *                Director
-----------------------------
   Dr. Raymond C. Ebert II

              *                Director
-----------------------------
    Dr. Fred G. Garrison

              *                Director
-----------------------------
    Dr. Steven E. Wright

              *                Director
-----------------------------
    Dr. Michael B. Davis

              *                Director
-----------------------------
    Dr. Amy Lynne Hinton

              *                Director
-----------------------------
    Dr. Chester L. Rawson

              *                Director
-----------------------------
  Dr. Michael L. Whitehair


By: /s/  DR. LIONEL L. REILLY
    -------------------------
      Dr. Lionel L. Reilly
      As: Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit
  No.                                                  Description
  ---                                                  -----------

   3.1  Articles of Incorporation of Professional Veterinary Products, Ltd.(1)

   3.2  Bylaws of Professional Veterinary Products, Ltd.(1)

   4.1  Certificate of Professional Veterinary Products, Ltd.(1)

   4.2  Article V of the Articles of Incorporation of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.1 above)

   4.3  Article II of the Bylaws of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.2 above)

   5.1  Form of Opinion of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP(4)

  10.1  Warranty Deed for real estate at 10100 J Street, Omaha, Nebraska from Professional Veterinary
          Products, Ltd. to Duane E. and Barbara G. Miller(1)

  10.2  Warranty Deed for real estate at 10077 South 134th Street, Omaha, Nebraska from Hilltop Industrial
          Park to Professional Veterinary Products, Ltd.(1)

  10.3  Lease of building located at 10100 J Street, Omaha, Nebraska between Professional Veterinary
          Products, Ltd. and Duane E. and Barbara G. Miller(1)

  10.4  Construction Agreement for building at 10077 South 134th Street, Omaha, Nebraska between
          Professional Veterinary Products, Ltd. and Mudra Construction, Ltd.(1)

  10.5  Sales Agency Agreement between Professional Veterinary Products, Ltd. and Bayer Corporation(1)*

  10.6  Sales Agency Agreement between Professional Veterinary Products, Ltd. and Merial LLC(1)*

  10.7  Select Distributors Marketing Agreement between Professional Veterinary Products, Ltd. and the
          Animal Health Group of Pfizer, Inc.(1)*

  10.8  Supply and Distribution Agreement between Professional Veterinary Products, Ltd. and
          Schering-Plough Animal Health Corporation(1)*

  10.9  Distributor Agreement between Professional Veterinary Products, Ltd. and The Upjohn Company(1)*

 10.10  Distribution Agreement between Professional Veterinary Products, Ltd. and Fort Dodge Animal
          Health(1)

 10.11  Purchase and Sale Agreement between Professional Veterinary Products, Ltd., AAHA Services
          Corporation and American Animal Hospital Association(3)

  11.1  Statement re Computation of Per Share Earnings(4)

  12.1  Statement re Computation of Ratios(4)

  15.1  Letter re Unaudited Interim Financial Information(1)

    16  Letter dated March 20, 2002 from Marvin E. Jewell & Co., P.C to the Securities and Exchange
          Commission(6)

    21  Subsidiaries(4)

  23.1  Consent of Quick & McFarlin, P.C.(6)

  23.2  Form of consent of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim (included in Exhibit 5.1 above)

  24.1  Power of Attorney executed by Buddy D. Ray(5)

  24.2  Power of Attorney executed by Chester L. Rawson(4)

  24.3  Power of Attorney executed by Amy Lynne Hinton(4)

Exhibit
  No.                                      Description
  ---                                      -----------

 24.4   Power of Attorney executed by Steven E. Wright(5)

 24.5   Power of Attorney executed by Michael B. Davis(5)

 24.6   Power of Attorney executed by Raymond C. Ebert II(5)

 24.7   Power of Attorney executed by Michael L. Whitehair(5)

 24.8   Power of Attorney executed by Fred G. Garrison(5)

 27.1   Financial Data Schedule(2)

 99.1   No Action letter issued by Securities and Exchange Commission on July 12, 1996(1)

--------
(1) Previously filed as exhibits to the Form S-1 Registration Statement No. 333-86629 filed on September 7, 1999.
(2) Previously filed as exhibits to the Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on October 19, 1999.
(3) Previously filed as exhibits to the Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on November 3, 2000.
(4) Previously filed as exhibits to the Form S-1 Registration Statement No. 333-72962 filed on November 8, 2001.
(5) Previously filed as exhibits to the Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement No. 333-72962 filed on February 4, 2002.
(6) Filed herewith.
(*) Portions of these exhibits have been redacted pursuant to a request for confidential treatment which was granted by the Securities and Exchange Commission.